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04012125

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canary Wharf Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4997 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 1/15/04

82-4997

CANARY WHARF
GROUP PLC

AR/S
6-30-03

CANARY WHARF GROUP PLC
25 September 2003

PRELIMINARY ANNOUNCEMENT OF RESULTS
YEAR ENDED 30 JUNE 2003

FINANCIAL HIGHLIGHTS

	Year ended 30 June 2003	Year ended 30 June 2002	Change
	£m	£m	%
Turnover – rents and service charges	250.3	206.8	21.0
Operating profit before exceptional items	165.2	130.2	26.9
Pre-operating profit exceptional items:			
– amortisation of investment in own shares	(2.8)	-	
– net profit on sale of completed properties	-	169.5	
Operating profit	162.4	299.7	
Exceptional items:			
– deferred consideration on sale of subsidiary undertaking	2.9	13.4	
– costs of group restructuring	-	(2.4)	
Profit before interest after exceptional items	165.3	310.7	
Net interest payable	(178.5)	(107.6)	
(Loss)/profit on ordinary activities before tax	(13.2)	203.1	
(Loss)/profit on ordinary activities before tax excluding exceptional items	(13.3)	22.6	
(Loss)/profit for the period after tax	(9.5)	193.0	
Special dividend	(372.8)	-	
Basic (loss)/earnings per share	(1.6)p	30.0p	
Diluted (loss)/earnings per share	(1.6)p	29.7p	
Basic (loss)/earnings per share before exceptional items	(1.6)p	1.9p	
Diluted (loss)/earnings per share before exceptional items	(1.6)p	1.9p	

	Notes	At 30 June 2003	At 30 June 2002	Change
		£m	£m	%
Investment properties	(1)	4,182.8	3,268.1	
Properties under construction and properties held for development	(2)	1,133.0	1,115.3	
Net debt		(3,680.9)	(2,622.8)	
Other net (liabilities)/assets		(115.5)	99.7	
Net assets at net book value		1,519.4	1,860.3	
Net assets at net book value after adding back deferred tax provision		1,567.3	1,911.9	
Properties under construction and properties held for development	(3)			
- at Market Value		1,581.0	2,305.9	
- at present value of Net Realisable Value		2,305.1	3,490.4	
Adjusted Net Asset Value per share based on Market Value	(4)	£3.44	£5.10	(32.5)
Adjusted Diluted Net Asset Value per share based on Market Value	(4)	£3.44	£5.01	(31.3)
Cumulative return of capital:				
- share repurchases		514.2	406.1	
- special dividend		372.8	-	
		887.0	406.1	

(1) Includes adjustment for revaluation of investment properties. This resulted in a revaluation surplus of £151.8 million, including a £415.4 million surplus attributable to properties completed in the year.

(2) Properties under construction and properties held for development stated at cost.

(3) Refer to Operating and Financial Review - Valuations of the preliminary announcement for an explanation of the basis of valuation.

(4) Refer to Operating and Financial Review - Balance Sheet of the preliminary announcement for an explanation of the basis of calculation.

AT 30 JUNE 2003:

- The group's investment portfolio totalling 8.4 million sq ft was 89.4% let.
- Surplus on revaluation of the five investment properties completed in the year of £415.4 million.
- Properties under construction totalled 3.1 million sq ft of which 99% was covered by agreements to lease, subject to the tenants' ability to sub-let back to the group up to 0.67 million sq ft of which 0.15 million sq ft is for a maximum period of 5 years and a further 0.15 million is for a maximum period of 10 years in respect of occupational leases which are for terms of 25-30 years.
- Decrease on revaluation of the investment properties held throughout the year of £263.6 million (or 8.1%) of which £87.5 million (or 2.7%) was since 31 December 2002.
- Market Value of property portfolio £5,811.5 million against £5,584.7 million at 30 June 2002, a reduction of £553.8 million (or 8.7%) excluding additions. The reduction since 31 December 2002 was £126.2 million (or 2.1%) excluding additions.
- Adjusted net asset value per share (based on Market Value) £3.44 at 30 June 2003 against £3.70 at 31 December 2002 and £5.10 at 30 June 2002.

DURING THE YEAR:

- Construction was completed on five properties, all of which were retained as investment properties, comprising 5 Canada Square (515,100 sq ft, fully let to CSFB), 20 Canada Square (527,200 sq ft of which 266,200 sq ft has been let to The McGraw Hill Companies), 16-19 Canada Square (203,300 sq ft let to Waitrose, Reebok and Conran Restaurants), 20 Bank Street (546,500 sq ft leased to Morgan Stanley in its entirety) and 40 Bank Street (607,400 sq ft of which 78,300 sq ft has been leased to Allen & Overy and 133,000 sq ft to Skadden Arps Slate Meagher & Flom). Options to sublet space back to the group are disclosed in Note 25 of the announcement.
- During the year 25.2 million shares bought back at a cost of £108.1 million.
- Special dividend paid of £372.8 million bringing the total under the return of capital programme to date to £887 million.
- The group tapped an existing securitisation raising £510 million in October 2002.
- In January 2003 the group redeemed £85.0 million of Class D Notes (BBB rated) issued in 1997. Redemption was financed by a new £85.0 million bank facility.
- In March 2003 £225 million was drawndown from a long-term loan facility secured against 20 Canada Square. The proceeds were used to refinance the construction financing on this building totalling £82.3 million.

SUBSEQUENT TO THE YEAR END

- On 11 September 2003 the group announced that, subject to formal contract, terms have been agreed with British Petroleum's Integrated Supply and Trading Division for the lease of 128,000 sq ft in 20 Canada Square. The lease agreement is for 101,000 sq ft on a 20 year term with the first break at year 10, and a further 27,000 sq ft on a 5 year lease with rights to extend to run concurrent with the 101,000 sq ft lease.

- On 23 September 2003 the group announced that, subject to formal contract, terms had been agreed with Reuters for the lease of approximately 281,000 sq ft of space in 30 The South Colonnade from Spring 2005. Reuters will lease 237,000 sq ft on a 15 year lease and an additional 44,000 sq ft will be leased on a separate lease with a 5th year break exercisable upon payment of a substantial rental penalty as well as a further break at the 10th year. In lieu of granting a rent free period the group will take over three of Reuters' leasehold properties with a total exposure equivalent to 2.5 years rent free at 30 The South Colonnade and acquire the freeholds of Reuters' current headquarters at 85 Fleet Street and the adjoining building at a price of £32.3 million with a short leaseback until moving to Canary Wharf in May 2005.

- On 25 September 2003 the group announced that, subject to formal contract, terms had been agreed with Goldenberg, Hehmeyer & Co for the leasing of 18,000 sq ft on a single floor in 50 Bank Street. The lease is for a 15 year term with a break at year 10.

- Also on 25 September 2003, the group announced that it had agreed with the European Medicines Evaluation Agency ('EMEA') the leasing of 13,500 sq ft on a single floor at 7 Westferry Circus, taking EMEA's occupancy to 116,268 sq ft. The lease will run for 11 years and will run concurrently with EMEA's existing leases, due to expire in December 2014.

CONTACTS

George Iacobescu
Chief Executive

Peter Anderson
Managing Director, Finance

Wendy Timmons
Head of Corporate Communications

Canary Wharf Group plc
Telephone: 020 7418 2000

A copy of the annual report will be sent to shareholders and copies will be made available to the public on request to the Group Company Secretary at the registered office, One Canada Square, Canary Wharf, London E14 5AB.

The information in this announcement, which was approved by the board of directors on 24 September 2003, does not comprise statutory accounts within the meaning of the Companies Act 1985.

Introduction to the Chairman's and Chief Executive's Statement

As shareholders will be aware, the weakness in the share price of Canary Wharf Group plc a few months ago prompted approaches from parties interested in acquiring the Company. At that stage an Independent Committee of the Board was formed to evaluate these potential offers. I agreed to be Chairman of the Committee, which includes all my non-executive colleagues on the Board. During the summer the potential offerors have undertaken extensive due diligence. We are now actively involved in the process of reviewing indicative proposals which we have received in order to determine if any of these can be developed into an offer suitable for recommendation to shareholders.

The Company's management have supported the Committee through the provision of information as and when required by us, and I am grateful to them for this. Meanwhile, in spite of the considerable distractions whilst the Company has been in an offer period, the management have continued to focus their efforts on maximising the value of the ongoing business. More detail of the progress achieved is contained in the Chairman's and Chief Executive's Statement.

Sir Martin Jacomb
Chairman
Independent Committee of the Board

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

Introduction

During the last year the UK property sector has operated in a difficult market environment. However, we are now beginning to see signs of recovery in demand for office space. It is not clear whether we have reached the bottom of the market, but from the level of enquiries we are experiencing we would not expect the current market downturn to be sustained for much longer.

There is, nevertheless, still a significant amount of space available in the London office market where oversupply, both of new and existing space, has widened tenant choice and driven rental values downwards. This has had a clear impact on rental levels and increased tenant inducements. Our recent experience, however, also shows that several tenants in the market for larger amounts of space are all looking at the same newly developed buildings. As these new buildings are committed in the City and Canary Wharf, we would anticipate next year the beginning of a tightening in the market for the new, highly specified, large floorplate office space we offer. We do not, however, foresee an immediate return to new development at Canary Wharf except on a fully pre-let or bespoke basis.

Over the last 12 months we have made excellent progress on the completion of our current construction programme. As the initial phases of development near completion it is an appropriate point at which to consider the disposal of selected buildings or interests in selected buildings. Although our internal cash resources are sufficient for ongoing operations, such disposals would enable us to reduce leverage and to consider continuing our return of capital programme whilst also maintaining the integrity of the Estate.

Financial Review

Turnover increased from £206.8 million in 2002 to £250.3 million in 2003 (a 21% increase). Excluding exceptional items, the group recorded a loss before tax for the year ended 30 June 2003 of £13.3 million, compared to a profit of £22.6 million for 2002. Interest costs increased from £107.6 million to £178.5 million as a result of the two securitisations completed in February and October 2002 and the refinancing of 20 Canada Square in March 2003.

These planned issues increased total debt from £3,950 million to £4,710 million and were used in part to fund the share buy-back programme (£108.1 million in the year) and special dividend (£372.8 million paid in November 2002) which together with past buy-backs have resulted to date in a total return of capital of £887 million.

Net assets during the year fell by £340.9 million (from £1,860.3 million at 30 June 2002 to £1,519.4 million at 30 June 2003). The reduction from the share buy-backs and special dividend of 64.27p per share (in total £480.9 million) was offset by a revaluation of five group investment properties completed in the year to 30 June 2003 (an increase of £415.4 million) less a reduction of £263.6 million in the valuation of investment properties held during the year. This latter figure represents a decline of 8%.

The adjusted net asset value basis revalues properties under construction and those held for development to their Market Value and adds back the adjustments in respect of lease incentives required by UITF 28 and deferred tax required by FRS 19. Based on Market

Value, the adjusted net asset value per share reduced from £5.10 per share at 30 June 2002 to £3.44 per share at 30 June 2003 (before dilution), a reduction of £1.66 per share. This reduction in part reflects the share buy-back and the special dividend of 64.27p per share and in part the reduction in the market value of the total portfolio totalling £553.8 million in the year, or 8.7% disregarding additions, equivalent to £0.95 per share based on the closing number of shares. At 31 December 2002 net assets per share on the Market Value basis were £3.70 per share and the reduction of £0.26 per share to 30 June 2003 was primarily attributable to a reduction in the Market Value of the portfolio of £126.2 million or £0.22 per share.

In July 2003, 10 Upper Bank Street (HQ5) reached Practical Completion and Clifford Chance gave notice to vacate its offices at Aldersgate Street on 29 September 2003. In accordance with UK GAAP the group has recognised a provision of £123.5 million in respect of the estimated liability in respect of the Aldersgate leases which were taken over in connection with the letting of HQ5. In addition a provision of £27.3 million has also been recognised in respect of certain incentives payable to Lehman Brothers in respect of their lease of 25-30 Bank Street following the achievement of base building practical completion which removed any conditionality to these payments. Further detail on the basis of these provisions is set out in Note 17 of the Preliminary Announcement.

Capital Structure

In October 2002 the group completed a £510 million tap issue taking the total securitised debt issued by Canary Wharf Finance II plc to £3,117 million. Part of the proceeds of this tap issue were used to fund payment of the special dividend of £372.8 million.

In December 2002 the group entered into a loan facility secured on 1 Churchill Place (BP1) which enables the group to draw up to £605 million once the property has reached practical completion, scheduled for July 2004, and the related construction financing has been repaid. Subsequently, in March 2003, the group entered into a £225 million facility secured on 20 Canada Square which was used to refinance the £82 million of construction financing on this building with the balance being retained for general corporate purposes.

As a result of the completion of these facilities, permanent financing in excess of that required to complete all buildings presently under construction has been put in place.

Construction

Our construction programme has continued to progress on schedule and during the year five buildings totalling 2.4 million sq ft were completed.

In September 2002 we opened a new retail building, the 203,000 sq ft extension to the Canada Place Mall. In October 2002, we completed the 515,000 sq ft building at 5 Canada Square. This building is let in its entirety to CSFB but 250,000 sq ft was subsequently sub-let by CSFB to Bank of America whose fit-out is now nearing completion. In January 2003 we reached practical completion of 20 Canada Square in which The McGraw Hill Companies have leased 266,200 sq ft and British Petroleum have agreed Heads of Terms for a letting of 128,000 sq ft for its Integrated Supply and Trading division. In March 2003 we reached practical completion of 40 Bank Street, a 607,000 sq ft building of which 78,300 sq ft has been leased to Allen & Overy and 133,000 sq ft to Skadden Arps Slate Meagher & Flom. In May 2003 20 Bank Street was completed, a 546,500 sq ft building let to Morgan Stanley. Subsequent to the year end completion was achieved of 10 Upper Bank Street, a 1 million sq ft building which has been let to Clifford Chance who have already taken up occupation. Base building works practical completion was also achieved on 25-30 Bank Street, the 1.02 million sq ft building let to Lehman Brothers. Fit-out of the building is expected to be substantially completed in October 2003.

The final building currently under construction is Barclays' 1 million sq ft headquarters building at 1 Churchill Place which will complete in mid 2004 along with 24,000 sq ft of retail space at Cartier Circle. When completed, the Barclays building will bring the completed Canary Wharf estate to a total of 14.1 million sq ft of which the group will own 11.6 million sq ft.

In the past, as we completed individual buildings we have been shifting key development and construction personnel to new projects. Whilst we shall retain our core group of key personnel to enable us to respond to development opportunities as they arise, the process of scaling down these teams and their administrative support to reflect the reducing development and construction programme has begun.

Leasing

It is hard to judge the turning point of the cycle but a number of indicators now point to an improving prospect for financial and business services employment. Although there are many competitive schemes aggregating more than 5 million sq ft due for delivery in the next 12 months we can anticipate a rapid fall off in supply of new space thereafter given the very low level of building starts in the past 12 months. Throughout the downturn there has been continuing demand for major office buildings in Central London but from fewer companies. Canary Wharf has been on the shortlist for most of these enquiries, a number of which are now reaching a successful conclusion.

One example is our recent announcement that we have agreed Heads of Terms with British Petroleum's Integrated Supply and Trading division. Another is the announcement on 23 September 2003 that from Spring 2005 Reuters will lease the entire 281,000 sq ft building at 30 The South Colonnade following the departure of London Underground Limited in 2004. We are also able to announce agreed Heads of Terms with Goldenberg, Hehmeyer & Co Limited for the leasing of 18,000 sq ft on a single floor at 50 Bank Street, and with the European Medicines Evaluation Agency for a further 13,500 sq ft at 7 Westferry Circus taking their total occupation in the building to just over 116,000 sq ft. These transactions confirm that we have the space to meet a variety of client needs and also indicate our ability to structure deals to meet the specific requirements of clients.

The group currently has completed investment properties of approximately 1.0 million sq ft available to let which equates to a vacancy rate of 10.4%. This could rise to 1.9 million sq ft by the end of 2004 following the exercise of London Underground's lease break and assuming all remaining options to sublet space back to the group are exercised. This total will be reduced by the recent letting announcements which will serve to reduce the space potentially available by 440,000 sq ft, together with any additional space which may be let during the period to the end of 2004. Taking into account only the recent announcements, the maximum vacancy rate in respect of space in the group's ownership would be 12.5% in 2004. In addition, certain tenants at present are openly marketing some 640,000 sq ft of available space.

In addition to office lettings our highly successful retail offering continues to expand. In September 2002 we opened a new retail building, the 203,300 sq ft extension to the Canada Place mall anchored by Waitrose Food and Home. Weekend trading on the Estate increased markedly as a result. This was followed on 18 September 2003 by the opening of the new 89,900 sq ft Jubilee Place Mall. Marks & Spencer anchors the 38 unit mall and we have added a wide variety of new fashion shops including Molton Brown, L K Bennett, Karen Millen, Reiss, Choice and Whistles. New restaurants to Canary Wharf include Wagamama, Fratelli deli café, Tootsies, Pashmina, Port of Call and Café Nero. Jubilee Place Mall expands the total retail complex to 550,000 sq ft.

Transport

In June 2003 Canary Wharf and London Underground ("LUL") announced that they had reached agreement on future improvements to, and upgrading of, the Jubilee Line. Under the terms of this agreement, LUL and Canary Wharf have agreed that, in satisfaction of rebates totalling £94.6m due to Canary Wharf in respect of its funding contribution to the Jubilee Line extension LUL will provide a programme of capacity enhancements. These include the introduction of a 2-hour single direction peak period timetable (west to east in the morning and east to west in the evening) of 24 trains per hour in October 2003 (several months ahead of schedule), seven car trains providing an increase of train capacity of 17% by July 2006 and new signalling and train control systems which will enable a peak hour service of up to 30 trains per hour by December 2009.

These improvements will provide an overall increase of up to 45% over the existing service capacity at Canary Wharf station. LUL will open the eastern entrances to Canary Wharf station in June 2004. Direct access to Jubilee Place retail will be linked to the Jubilee Line station by February 2004.

We continue to work with Cross London Rail Ltd (CLRL) and other stakeholders in promoting the case for Crossrail which is critical to maintaining London's competitiveness by adding transport capacity between its main commercial districts (Canary Wharf, the City and the West End) to both Heathrow, in the west, and housing capacity in the Thames Gateway in the east. In July 2003 the Secretary of State for Transport issued a House of Commons written statement which confirmed the Government's support for Crossrail. The statement confirmed that a station at Canary Wharf was an integral part of Crossrail. CLRL's objective is for a Hybrid Bill to be lodged in November 2004 with a target date of opening the link in 2012.

Planning

In March 2003 the group lodged planning applications for two separate developments at Canary Riverside and North Quay. Both applications are being considered by London Borough of Tower Hamlets. Riverside consists of three linked commercial buildings totalling

1.8 million sq ft of which approximately 60,000 sq ft comprises supporting retail premises. North Quay again consists of three linked commercial buildings totalling 2.4 million sq ft of which a further 55,000 sq ft is supporting retail.

These applications reflect the group's confidence in the medium/ long term future of this area which is recognised both by National and Local Government as a key component for London's future growth aspirations. This work will allow the group to respond to future market demand.

Staff

We and the Board appreciate that the last 12 months have been a particularly difficult and pressured period for all our employees. The Board would like to thank the entire staff for their hard work and their continuing contribution to the success of Canary Wharf.

Paul Reichmann	**George Iacobescu**
CHAIRMAN	**CHIEF EXECUTIVE OFFICER**

OPERATING AND FINANCIAL REVIEW

Property portfolio

The activities of the group are focused on the Canary Wharf development (including Heron Quays and the adjacent sites at Canary Riverside and North Quay). The group has two principal business streams: property investment and property development. The investment arm comprises twenty completed properties (out of the twenty five constructed at Canary Wharf) totalling 8.4 million sq ft of net internal area ('NIA'). The properties included in this total are shown in the table below:

Property Address	Approx. NIA (sq ft)	% Leased	External Valuation £m	Principal Tenants
1 Westferry Circus	219,000	66.6	65.0	ChevronTexaco
7 Westferry Circus	179,300	92.3	80.0	EDS, EMEA, Edward Jones
15 Westferry Circus	171,300	100.0	108.0	Morgan Stanley
17 Columbus Courtyard	199,500	100.0	96.5	CSFB
10 Cabot Square	639,000	100.0	250.0	Barclays Capital, WPP Group
20 Cabot Square	562,000	100.0	230.0	Morgan Stanley, Barclays Capital
One Canada Square	1,246,600	93.8	620.0	Daily Telegraph, KPMG, Mirror Group Newspapers, State Street Bank, Bear Stearns, Bank of New York
5 Canada Square	515,100	100.0	327.0	CSFB
20 Canada Square	527,200	50.5	250.0	The McGraw Hill Companies
25 Canada Square	1,223,500	100.0	690.0	Citigroup
33 Canada Square	562,700	100.0	333.0	Citigroup
25 North Colonnade	363,200	100.0	160.0	Financial Services Authority
30 South Colonnade	296,100	100.0	87.0	London Underground (Lease termination April 2004)
20 Bank Street	546,500	100.0	334.0	Morgan Stanley
40 Bank Street	607,400	34.8	265.0	Skadden Arps Slate Meagher & Flom (subject, on satisfaction of certain conditions, to options to sub-let back up to 58,500 sq ft (Note 25)) and Allen & Overy
50 Bank Street	213,800	63.8	102.0	The Northern Trust Company
Cabot Place Retail	98,400	100.0	69.5	Various retail tenants
Canada Place Retail	66,800	100.0	57.5	Various retail tenants
16-19 Canada Square	203,300	100.0	40.0	Waitrose, Reebok, Conran Restaurants
Nash Court	8,900	100.0	6.0	Smollensky's, Carluccio's
Car Parks	-	-	60.0	
Total	8,449,600	89.4	4,230.5	

As well as the rental income generated from the 20 completed properties, of which 89.4% of NIA has been leased, the group generates income from managing the entire Canary Wharf estate which, in addition to the completed properties in the ownership of the group, includes five properties totalling 2.5 million sq ft which are in other ownerships.

The properties of the group are under lease to high quality tenants which provide a diversified income stream. At 30 June 2003 the weighted average unexpired lease term for the office portfolio (built and under construction) was 22.8 years (or 19.0 years assuming exercise of all outstanding break options and those sub-let options which could be for the remaining term of the leases). Of the square footage under lease 76.2% does not expire or cannot be terminated by tenants in more than ten years.

In calculating the above, sub-lets for less than the remaining term of the leases have been disregarded. In the case of such sub-lets, space totalling 372,570 sq ft (or 3.0% of the total portfolio), is capable of being sub-let back to the group for periods between 5 and 10 years at the end of which the space reverts to the tenant to the end of the lease term. Of this total, 218,370 sq ft is for a maximum period of 5 years and 154,200 sq ft is for a maximum period of 10 years.

A table summarising the sub-let options, both exercised and unexercised, is included in Note 25 to the preliminary announcement.

During the year ended 30 June 2003 the group completed the construction of five properties, all of which were retained as investment properties (5 Canada Square, 16-19 Canada Square, 20 Canada Square, 20 Bank Street and 40 Bank Street).

- 5 Canada Square is a 515,100 sq ft office building which has been leased to CSFB in its entirety.
- 20 Canada Square is a 527,200 sq ft building of which 266,200 sq ft has been leased to The McGraw Hill Companies. This tenant had previously agreed to lease 313,200 sq ft but exercised an option on 3 January 2003 to omit one floor of 47,000 sq ft from the lease.
- 20 Bank Street is a 546,500 sq ft building which has been leased by Morgan Stanley in its entirety.
- 40 Bank Street is a 607,400 sq ft building of which 211,300 sq ft has been leased to Allen & Overy and Skadden Arps Slate Meagher & Flom ('Skadden'). Allen & Overy has leased 78,300 sq ft and Skadden has leased 133,000 sq ft but, subject to certain conditions, has options to sub-let back up to 58,500 sq ft to the group. Skadden can choose to lease this space back for either 5 years or, at their sole choice, 7½, 10 or 20 years. The exercise date for the Skadden options was originally 28 February 2003 but this date was extended first to 31 May 2003, then to 31 August 2003 and then to 28 November 2003 to allow the tenant more time to determine its space requirements.
- 16-19 Canada Square is a 203,300 sq ft retail building of which 100,000 sq ft has been let to Waitrose, 92,000 sq ft has been leased to Sportsplex (Canary Wharf) Limited ('Sportsplex', the operator of the Reebok Sports Club), 2,300 sq ft to Robert Dyas and 9,000 sq ft to Conran Restaurants. Subsequent to the year end, in July 2003, Sportsplex was placed into administration and the administrator is currently seeking an alternative operator. In the meantime, the group has the benefit of a £2.2 million guarantee from Reebok International Ltd, one of the shareholders in Sportsplex. This equates approximately to one year's rent and service charge.

There were five properties under construction at 30 June 2003 totalling 3.1 million sq ft net, of which 99% is covered by agreements for lease, subject to the sub-let arrangements referred to in the table below. Upon completion it is intended that all of these properties will be held as investments.

OPERATING AND FINANCIAL REVIEW (Continued)

Properties under construction at 30 June 2003 comprised the following:

Property Address	Approx. NIA (sq ft)	Expected Completion Date	Status
1 Churchill Place (BP1)	1,010,000	July 2004	Agreed to be leased to Barclays PLC subject to option to sub-lease back any space in excess of 650,000 sq ft (Note 25) and a call option over the adjacent building BP2 (not exercisable if sub-lease back operated)
25-30 Bank Street (HQ2)	1,023,300	Base building works completed July 2003	Agreed to be leased to Lehman Brothers for 30 years subject to option to sub-lease back 100,800 sq ft for 5 years and 102,000 sq ft for 10 years (Note 25)
10 Upper Bank Street (HQ5)	1,002,000	Completed 31 July 2003	Agreed to be leased to Clifford Chance LLP for 25 years subject to leaseback of 52,700 sq ft for 5 years and 52,200 sq ft for 10 years
Jubilee Place Mall (RT3)	89,900	Opened 18 September 2003	100% pre-let or in solicitors' hands
Churchill Place Retail Centre (RT4)	24,400	July 2004	Unlet
	3,149,600		

Subsequent to the year end, practical completion was achieved on 10 Upper Bank Street (HQ5) and the Jubilee Place Mall (RT3). Completion of base building works was also achieved on 25-30 Bank Street (HQ2) in July 2003 and completion of fit out is expected during the last quarter of 2003.

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed up to street level.

Uncommitted development sites on the original Canary Wharf could accommodate a total of 1.5 million sq ft. In addition the development sites at North Quay and Canary Riverside allow development of 2.1 million sq ft net based on existing planning applications. Applications have been made to modify and increase the permitted density to 4.2 million sq ft, but construction of new buildings will only commence as and when market conditions allow.

Valuations

The net assets of the group, as stated in its consolidated balance sheet as at 30 June 2003, were £1,519.4 million. In arriving at this total:

(i) properties held as investments were carried at £4,182.8 million, which represents the Market Value ('MV') of those properties of £4,230.5 million at that date as determined by the group's external valuers, FPDSavills or CB Richard Ellis, less an adjustment for lease incentives as required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ('UITF 28') of £47.7 million.

(ii) properties under construction and properties held for development, were carried at £909.2 million and £223.8 million respectively, representing their cost to the group.

OPERATING AND FINANCIAL REVIEW (Continued)

The valuation of the investment portfolio includes those properties which were completed during the year. These properties were revalued resulting in a revaluation surplus over their cost of £415.4 million. For those properties held throughout the year the carrying value reduced from £3,268.1 million at 30 June 2002 to £3,006.3 million at 30 June 2003, a reduction of £263.6 net of additions and adjustments for UITF 28, or 8.1%, of which £87.5 million arose in the six months to June 2003. The net revaluation surplus of £151.8 million has been taken to the revaluation reserve and of this amount £139.8 million arose in the six months to 30 June 2003.

As well as valuing the investment properties, FPDSavills or CB Richard Ellis have valued all properties under construction, comprising those properties set out in the table above. The Market Value of properties under construction at 30 June 2003 was £1,336.0 million in comparison with a carrying value for accounts purposes of £909.2 million. In valuing the properties under construction, the valuers have allowed for estimated costs to complete, including fit-out. In addition they have allowed for letting, marketing and financing costs.

As regards properties held for development, the valuers have provided a joint opinion as at 30 June 2003 that the Market Value was £245.0 million in comparison with a carrying value for accounts purposes of £223.8 million. In valuing the properties held for development, the valuers have allowed for estimated costs to complete, including an allowance for fit-out. In addition they have allowed for letting, marketing and financing costs. The Market Value of £245.0 million represents a reduction of 43.8% after additions from that at 30 June 2002, which reflects a reduction in assumed rental growth, a longer development horizon and consequently a larger allowance for developer's profit. Of the reduction in the year of £190.9 million, after additions, £56.2 million arose in the six months to 30 June 2003.

Excluding additions in the year to 30 June 2003, the valuation of the property portfolio on the basis of Market Value reduced by £553.8 million to £5,811.5 million (8.7%). Of the reduction in the year £126.2 million, (2.1%), arose in the six months to 30 June 2003.

There are a number of properties which are subject to sub-let options. These options, whether exercised or not, are taken into account in the valuations summarised in the table above.

At the same time as providing their joint opinion of the Market Value of properties under construction or held for development, the valuers were also instructed to give their joint opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing.' This same definition of Net Realisable Value is reproduced in UKPS 1.14 of the RICS 'Standards of Trading Stock'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

(a) the Market Value of the land;
(b) developer's profit;
(c) the effect on value of Enterprise Zone Allowances ('EZAs'); and
(d) finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

OPERATING AND FINANCIAL REVIEW (Continued)

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of Market Value in the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 30 June 2003 is consistent with that adopted for the previous year end. In summary this involves the following six steps:

Step One - Consider a phased development programme for the remaining sites on the estate, taking into account the amount of space to be developed and the rate of take-up.

Step Two - Estimate the completed development value, with growth, of the buildings, excluding EZAs.

Step Three - Estimate the value enhancement resulting from EZAs.

Step Four - Estimate the cost of development, with inflation.

Step Five - Calculate the Net Realisable Value on completion of development by deducting the cost of the development, with inflation, from the total value with growth of the completed buildings.

Step Six - Discount the Net Realisable Value at completion back to the date of assessment in recognition of the time cost of money, in order to arrive at the present value of the Net Realisable Value. At 30 June 2003 the valuers adopted a discount rate of 6.15%, which represents a notional cost of borrowing equal to 2% above the 10 year gilt rate. This compares with a rate adopted at the previous year end of 7.15%.

On the basis outlined above the valuers' joint opinion of the present value of the Net Realisable Value of the properties under construction at 30 June 2003 was £1,685.1 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £620.0 million in comparison with £903.8 million at 30 June 2002, a reduction of 34.7% after additions.

Excluding additions in the year to 30 June 2003, the valuation of the property portfolio on the basis of the present value of Net Realisable Value reduced by £1,014.2 million to £6,535.6 million or 13.4%. Of the reduction in the year £532.3 million or 7.5% arose in the six months to 30 June 2003.

OPERATING AND FINANCIAL REVIEW (Continued)

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

	30 June 2003			30 June 2002		
	Carrying Value	Market Value in Existing State	Present Value of Net Realisable Value	Carrying Value	Market Value in Existing State	Present Value of Net Realisable Value
	£m	£m	£m	£m	£m	£m
Investment properties	4,182.8 (1)	4,230.5 (2)	4,230.5 (3)	3,268.1 (1)	3,278.8 (2)	3,278.8 (3)
Properties under construction	909.2	1,336.0 (2)	1,685.1	936.6	1,915.1 (2)	2,586.6
Properties held for development	223.8	245.0	620.0 (4)	178.7	390.8	903.8 (4)
Total	5,315.8	5,811.5	6,535.6	4,383.4	5,584.7	6,769.2

Note:

(1) The carrying value of investment properties represents Market Value less an adjustment for UITF 28. This adjustment has not been made to the Market Value in existing state or the Present Value of Net Realisable Value.

(2) Stated at Market Value in existing state before adjustment for UITF 28. The UITF 28 adjustment attributable to investment properties at 30 June 2003 was £47.7 million (2002 - £10.7 million) and the adjustment attributable to properties under construction which reached base building practical completion subsequent to the year end was £179.0 million (2002 - £Nil).

(3) Investment properties are stated at Market Value excluding adjustment for UITF 28 and any potential value attributable to EZAs.

(4) Interests in Heron Quays West included at Market Value of £15.0 million.

Taxation

Property development is carried out by the group's development companies each of which is a trading company for tax purposes. The trading companies realise development profits for tax purposes on the sale of each property either to a group property investment company (which profit is eliminated in the consolidated accounts) or to a third party. This profit is broadly equivalent to the difference between the market value of the property on the date of sale and the cost to the group of constructing the building. If the group property development company does not sell the property immediately on completion, until it does so the property is treated as trading stock for the purposes of its own accounts but will be shown as an investment property in the consolidated balance sheet, unless it is intended to sell the property to a third party when it will be shown as trading stock.

On the transfer of the completed properties to a group investment company, the group becomes eligible to claim EZAs. For properties held within the group, the EZAs are available as a 100% initial allowance in the year the qualifying expenditure is incurred by the investment company, or as a 25% writing down allowance if claimed in subsequent accounting periods. For group investment companies purchasing properties directly from the group property development companies, the expenditure which qualifies for EZAs is based on the property's market value at the time of its transfer to the group property investment company, less a disallowance for the value of land and other non-qualifying expenditure. EZAs can be claimed by the group, when required, to shelter taxable profits arising including trading profits in the property development companies on the transfer of completed buildings once the accumulated trading losses have been fully utilised. The group may claim any remaining available EZAs to shelter future operating profits when necessary.

In arriving at a market value of the properties in the consolidated balance sheet, the value of all completed properties is included in Investment Properties. This market value, summarised in the table in the property portfolio section of the Operating and Financial Review, ignores any potential value attributable to EZAs. The group also instructed its valuers to assess the market values of the properties inclusive of EZAs and has been advised that the increase in the market value of the group's properties attributable to EZAs is in the region of £525.0 million. This increase represents the valuers' assessment of the additional amount that a third party purchaser would pay for the property recognising that a purchaser would pay more for a building that attracts EZAs compared to a building that does not. However, this amount does not reflect the value of the EZAs to the group for two reasons.

Firstly, a disposal of any property may trigger a clawback of any EZAs previously claimed by the group which would generate a tax liability. (A deferred tax liability has been provided in respect of this and is disclosed in Note 17).

Secondly, if the group were to utilise the EZAs available by way of internal sales of properties, claims for EZAs would be made to shelter the group's taxable profits and thereby mitigate the payment of corporation tax. The cash value of the EZAs to the group would then be by reference to the net present value of the tax savings. The claiming of EZAs will give rise to a deferred tax liability and so result in no net tax benefit being recognised in the profit and loss account.

In arriving at the market value inclusive of the value of EZAs, the group provided the valuers with the quantum of EZAs which it expects to be available on all properties that are completed and held on investment account for tax purposes. The Inland Revenue have not yet agreed the quantum of the allowances in all instances as the EZA claims are still in the process of agreement in the ordinary course of dealing with the group's corporation tax affairs. For completed and partly completed properties held on trading account for tax purposes, the valuers made their own assessment of the quantum of EZAs which would be available thereon after making an appropriate disallowance for the value of land and other non-qualifying expenditure.

In the 2003 budget the Chancellor gave full stamp duty relief on properties in defined "disadvantaged areas". This relief covers all of the properties held by the group, regardless of value, and consequently the allowance for purchaser's costs in the valuations has been reduced from 5.75% to 1.75% to take account of this relief. This concession required approval from the European Commission as State Aid and is to be reviewed in 2006.

OPERATING AND FINANCIAL REVIEW (Continued)

If the group were to dispose of its property portfolio at the Market Value disclosed in this Operating and Financial Review, (which excludes any value attributable to EZAs), a tax liability of £258.1 million would arise after taking account of available losses and provisions. This amount includes tax on trading profits and capital gains that would arise on sale of properties under construction and properties held for development, including land interests. It does not reflect any amount in relation to capital allowance balancing charges. The maximum reversal of allowances would be £292.1 million. Deferred tax has been properly provided in respect of this liability and is a component of the £85.4 million deferred tax in respect of accelerated capital allowances shown in Note 17 to the preliminary announcement. The potential tax liability comprises corporation tax on chargeable gains of £45.5 million and corporation tax on development surpluses of £212.6 million. Capital losses have reduced the corporation tax on chargeable gains by £172.8 million and revenue losses have reduced tax on development surpluses by £207.7 million. In line with FRS 19, the benefit of these losses has not been recognised through the creation of a deferred tax asset in the balance sheet.

The total potential tax liability of £258.1 million differs from that in Note 17 because that note relates solely to buildings that are treated as investment properties for consolidated accounts purposes which have been recognised in the balance sheet at their Market Value.

Operating results

In the following review of operating results, references to 2003 and 2002 should be read as references to the years ended 30 June 2003 and 30 June 2002 respectively.

The group's turnover is generated primarily by the rents and service charges earned from its property interests at Canary Wharf. Turnover increased from £206.8 million in 2002 to £250.3 million in 2003, an increase of £43.5 million or 21.0%. The impact of UITF 28 was to increase rental income by £15.8 million in 2003 (2002 - £15.5 million). Excluding the impact of UITF 28, rental income increased from £149.1 million to £182.6 million, an increase of 22.5%. This was primarily attributable to the expiry of rent free or rent reduced periods and the commencement of rent on recently completed properties. Service charge income increased from £32.8 million to £38.0 million, an increase of £5.2 million or 15.9%, due primarily to the increased level of occupancy on the estate. Miscellaneous income, comprising ground rents, insurance recoveries and tenant service income increased from £9.4 million to £13.9 million, reflecting the provision of tenant specific services (outside of the standard service charge) on the estate and the recovery of the increased cost of insurance cover.

Lease incentives include rent-free periods and other incentives given to lessees on entering into lease arrangements. Under UITF 28, the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the external valuation of investment properties is reduced for these incentives.

OPERATING AND FINANCIAL REVIEW (Continued)

The effects of UITF 28 are summarised below:

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m
Profit and loss account:		
Increase in rental income	15.8	15.5

	At 30 June 2003 £m	At 30 June 2002 £m
Balance sheet:		
Decrease in investment properties (net of amortisation in the year of £7.7 million)	(47.7)	(10.7)
Increase in prepayments and accrued income	265.7	26.2
Increase in provisions	(150.8)	-
Increase in accruals	(28.2)	-

Rents payable and property management costs increased from £39.2 million to £50.4 million, an increase of £11.2 million or 28.6%, due primarily to the increase in occupancy on the estate and the increased insurance costs. After allowing for service charge and other recoveries included within turnover, there was a full service charge recovery for the year ended 30 June 2003.

Gross profits increased from £167.6 million in 2002 to £199.9 million in 2003, an increase of £32.3 million or 19.3% over the previous year, attributable to the increase in rental income.

Administrative expenses for 2003 were £36.4 million excluding pre-operating profit exceptional items in comparison with £38.1 million for the previous year. During the year, a charge of £2.8 million was also incurred in writing down the carrying value of the group's investment in own shares which has been treated as a pre-operating profit exceptional item.

The directors estimate that administrative expenses of £26.9 million (or approximately 74% of the total for 2003) were attributable to the group's corporate and property investment activities. For the previous year administrative expenses attributable to these activities were estimated at £23.2 million, or 61% of the total.

The remainder of the administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of construction of particular buildings). For 2003 such unallocated development overheads totalled £9.5 million representing approximately 26% of administrative expenses. For the previous year development overheads totalled £14.9 million or 39% of the total. The reduction in development overheads over the previous year is largely attributable to letting costs. The current year included letting costs of £0.1 million whereas for the previous year such costs totalled £5.3 million. The directors consider that these development overheads will in due course reduce to an insignificant level upon completion of the development programme.

For 2003 operating profit was £162.4 million, in comparison with a profit of £299.7 million for 2002. Included within the total for 2002 was a net profit of £169.5 million on the disposal of 8 Canada Square which was sold under the terms of an agreement with HSBC entered into in October 1998. Before exceptional items the operating profit for the year of £165.2 million compares with £130.2 million for the previous year, an increase of £35.0 million or 26.9%. The improvement in underlying profit earned by the group is primarily attributable to the increase in turnover.

Net interest payable increased from £107.6 million in 2002 to £178.5 million in 2003. The increase in net interest payable was attributable to the securitisations completed in February 2002 and October 2002, a refinancing of 20 Canada Square in March 2003 and the group's return of capital programme. The long term financing of the ten properties which were added to the group's securitisation vehicles ahead of completion enabled the return of capital programme to be accelerated whilst also providing funding for the completion of these properties.

The loss on ordinary activities after interest for the year was £13.2 million, in comparison with a profit of £203.1 million for 2002. The profit for 2002 included the net profit on the sale of 8 Canada Square of £169.5 million and deferred consideration on disposal of certain subsidiary undertakings in 1996 of £13.4 million, partially offset by costs associated with the group's restructuring. The result for the current year included a further £2.9 million of deferred consideration on disposal of the subsidiary undertakings in 1996 and a charge of £2.8 million incurred in writing down the carrying value of the group's investment in own shares. Excluding these exceptional items the loss on ordinary activities before tax for the year of £13.3 million compares with a profit of £22.6 million for the previous year, a decrease of £35.9 million as a result of higher interest payable.

The loss on ordinary activities before tax for the six months to 30 June 2003 was £18.2 million. This compares with a profit of £5.0 million for the six months to 31 December 2002. Operating profit excluding exceptional items increased in the second half of the year from £81.2 million to £84.0 million, but this was offset by a higher net interest charge.

For 2003 and 2002 taxation was entirely attributable to deferred tax following the adoption of FRS 19. This accounting standard has no effect on cashflow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future absent any property disposals.

The loss on ordinary activities after tax for the year ended 30 June 2003 was £9.5 million in comparison with a profit of £193.0 million for the previous year, a reduction of £202.5 million, of which £180.4 million was attributable to the exceptional items referred to above.

On 22 October 2002 the directors declared a special dividend of 64.27p per share totalling £372.8 million, which was paid on 29 November 2002 as part of the ongoing return of capital programme.

Balance Sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net asset value reduced by £340.9 million from £1,860.3 million at 30 June 2002 to £1,519.4 million at 30 June 2003. The reduction in net asset value was largely attributable to the loss of £9.5 million and return of capital during the year, comprising the special dividend of £372.8 million and share buy-backs of £108.1 million. This was partially offset by a revaluation surplus of £151.8 million.

Net asset value per share at 30 June 2003 was £2.60 in comparison with £2.38 at 31 December 2002, the increase of £0.22 per share being attributable to the surplus on revaluation of completed investment properties at 30 June 2003 of £139.8 million, equivalent to £0.24 per share. At 30 June 2002 net asset value per share was £3.06. The reduction of £0.46 per share which arose in the year was attributable to the loss for the year of £9.5 million and the special dividend of £372.8 million. This was partially offset by the revaluation surplus in the year of £151.8 million and the reduction in the number of shares from 608 million to 585 million which served to offset the impact of share buy-backs in the year.

Allowing for the revaluation of properties under construction or held for development to Market Value or the present value of Net Realisable Value summarised above, net asset value per share at 30 June 2003 was as set out in the table below:

	Market Value		Net Realisable Value	
	At 30 June 2003	At 30 June 2002	At 30 June 2003	At 30 June 2002
	£m	£m	£m	£m
Net assets per statutory balance sheet	1,519.4	1,860.3	1,519.4	1,860.3
Revaluation of property portfolio:				
Properties under construction	426.8 (1)	978.5 (1)	775.9 (1)	1,650.0 (1)
Properties held for development	21.2	212.1	396.2	725.1
	1,967.4	3,050.9	2,691.5	4,235.4
Add: Discounted deferred tax provision	47.9	51.6	47.9	51.6
Adjusted net assets	2,015.3	3,102.5	2,739.4	4,287.0
Adjusted net assets per share (2)	£3.44	£5.10	£4.68	£7.05
Fully diluted adjusted net assets per share (3)	£3.44	£5.01	£4.58	£6.83

Notes:

(1) Stated at Market Value in existing state and Net Realisable Value in existing state excluding adjustment for UITF 28 on properties which reached base building practical completion subsequent to the year end of £179.0 million (30 June 2002 - £Nil).

(2) Adjusted net assets per share has been calculated by reference to the closing number of shares of 585.0 million (30 June 2002 – 608.3 million).

(3) The fully diluted net assets per share calculation increases adjusted net assets by £176.9 million (30 June 2002 - £169.2 million) and the number of shares by 52.2 million (30 June 2002 – 44.6 million) reflecting the assumed exercise of all outstanding share options and warrants.

The reduction in adjusted net assets per share on a Market Value basis from £5.10 at 30 June 2002 to £3.44 at 30 June 2003 is partly attributable to the special dividend of £372.8 million, equivalent to 64.27p per share. In addition, the reduction in value of the property portfolio on a Market Value basis, excluding additions, was £553.8 million or £0.95 per share based on the closing number of shares. At 31 December 2002 net assets per share on the Market Value basis were £3.70 and the reduction of £0.26 per share to 30 June 2003 was primarily attributable to a reduction in the Market Value of the portfolio of £126.2 million or £0.22 per share.

The reduction in adjusted net assets per share on a Net Realisable Value basis from £7.05 at 30 June 2002 to £4.68 at 30 June 2003 is also partly attributable to the special dividend. The reduction in the value of the property portfolio on a Net Realisable Value basis, excluding additions, was £1,014.2 million or £1.73 per share based on the closing number of shares.

In arriving at adjusted net asset value per share, the provision recognised in accordance with FRS 19 has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable in respect of the profits which would be realised unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

Borrowings

In October 2002 a further tap issue on the June 2000 (second) securitisation was completed, involving the issue of £510 million of AAA and AA rated notes. The proceeds were used to fund a special dividend totalling £372.8 million (see Note 7) and in addition £39.8 million was set aside in certain reserves required to fund the completion of the three additional properties included in the tap issue. The combined pool of notes for the second securitisation is now £3,117.0 million of which £3,027.0 million (97%) is rated AAA or AA. The balance of £90 million, rated A or BBB, has been repurchased by the group but will be available for resale following completion of the buildings on Heron Quays.

During the year ended 30 June 2003, the group reduced the amount available for drawdown under its main construction loan facility from £1 billion to £750 million. At 30 June 2003 £76.8 million of a £407 million commitment had been drawn down as funding for construction of 1 Churchill Place leaving a further £343 million available to fund future construction in the event of a pre-let. During the year, £48.1 million was drawn down under a separate £125 million loan facility used to fund construction of 20 Canada Square, bringing the total drawn down on this facility to £82.3 million. In March 2003, upon completion of the building, a group company entered into a £225 million loan secured against 20 Canada Square, the proceeds of which were used in part to repay the balance on the construction loan Note 16 (9). Interest on the new loan is charged at LIBOR plus 1.125%. The loan has been fully hedged at 6.056% and is repayable in instalments from April 2008 with a financial maturity in January 2025.

OPERATING AND FINANCIAL REVIEW (Continued)

In December 2002, the group entered into a facility to borrow up to £605 million secured against 1 Churchill Place, a property that is currently under construction. The facility may be drawn down when the property has reached practical completion, which is expected in July 2004, and the related construction facility has been repaid. The amount which may be drawn is dependent on the amortisation period chosen. A minimum of £529 million may be drawn on the basis of paying interest only for the first ten years of the facility whereas drawings can be increased to £605 million on a fully amortising basis. The loan is currently hedged to reflect the £529 million minimum drawing resulting in a hedged interest rate of 5.82% and a final maturity in July 2034. If a shorter amortisation period is chosen, the increased borrowings will require additional hedging.

Also in December 2002 the group entered into a facility to borrow £85.0 million which was drawn down in January 2003 to fund the redemption of the D Notes (BBB rated) of the December 1997 securitisation. The term of the facility is 18 months from first drawing and the loan carries an interest charge of LIBOR + 2.1%. The group has entered into an interest rate collar arrangement which serves to cap the portion linked to LIBOR to 5.5%. The floor is set at 3.39%.

An analysis of net debt is given below. The increase in gross borrowings from £3,950.0 million to £4,710.0 million reflects the £510 million October 2002 tap issue of the second securitisation, and drawings under the £750 million construction loan facility, the drawdown of the £225 million loan facility secured against 20 Canada Square, offset by the repayment of the £125 million construction loan facility. The increase in gross borrowings was accompanied by a reduction in cash and term deposits from £1,327.2 million to £1,029.1 million.

At 30 June 2003 the group's weighted average cost of debt was 6.0% (2002 – 6.3%).

The group expects initially to fund its future construction activities either from existing resources or from its construction facility.

At 30 June 2003 net debt (after allowing for cash in hand and cash collateral) stood at £3,680.9 million, up from £2,622.8 million at the previous year end, comprising:

	At 30 June 2003	At 30 June 2002
	£m	£m
Securitised debt	3,741.4	3,317.9
Loans	385.6	55.1
Finance lease obligations	583.0	577.0
Total borrowings	4,710.0	3,950.0
Less: cash collateral for borrowings	(751.1)	(899.8)
Less: other cash collateral excluding prepayments	(1.2)	(5.9)
	3,957.7	3,044.3
Less: cash deposits	(276.8)	(421.5)
Net debt	3,680.9	2,622.8

The increase in net debt of £1,058.1 million was primarily attributable to development costs totalling £503.4 million (including land acquisitions), the special dividend of £372.8 million and share buy-backs of £108.1 million.

Cashflow

Net cashflow from operating activities increased from £81.2 million in 2002 to £189.4 million in 2003, an increase of £108.2 million, driven primarily by the increase in rental income and movements in working capital.

Capital expenditure reduced from £987.2 million in 2002 to £503.7 million in 2003. Expenditure in 2003 included development expenditure of £454.1 million and payment for land and density purchases of £49.3 million whilst expenditure in 2002 included development expenditure of £957.2 million and land and density payments of £28.0 million.

Financing cashflows reduced from £902.5 million in 2002 to £644.7 million in 2003, a reduction of £257.8 million. In 2003, financing cashflows reflected the £510 million tap of the group's second securitisation, the £225 million refinancing of 20 Canada Square and construction loan drawings. This was partially offset by repayment of the construction loan facility on 20 Canada Square and share buy-backs of £108.1 million. In 2002, financing cashflows reflected the second tap of the group's second securitisation of £1,340.1 million. This was partially offset by repayments under the group's construction loan facilities of £382.8 million and share buy-backs of £392.4 million. The increase in borrowings has also impacted the net cash expended on debt service which rose from £173.6 million in 2002 to £258.6 million in 2003.

Segmental reporting

The financial statements incorporate disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I - Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with British Waterways Board concerning the removal of the density cap. The status of these properties at 30 June 2003 was as follows:

	Net Internal Area million sq ft	%
Completed and let (subject to options)	7.6	58.0
Completed and available to let	0.9	6.9
Under construction and pre-let (subject to options)	3.0	22.9
Under construction and available to let	0.1	0.8
Uncommitted development sites	1.5	11.4
Total owned by group	13.1	100.0
Owned by third parties	2.5	
Canary Wharf estate following removal of density cap	15.6	

OPERATING AND FINANCIAL REVIEW (Continued)

Canary II - Those properties outside of the original estate which, at 30 June 2003, and subject to obtaining planning consent to increase the approved density, comprised:

	Net Internal Area million sq ft
Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.7
	2.1
Applications for increased planning density	2.1
Potential future development (assuming successful application to increase planning density)	4.2

The total excludes interests in land at Heron Quays West which as a site is in the process of being assembled.

Taking the valuations set out earlier in this section, the net asset value attributable to each segment at 30 June 2003 was as follows:

	Canary I			Canary II		
	Book Value £m	MV £m	NRV £m	Book Value £m	MV £m	NRV £m
Investment properties	4,182.8(1)	4,230.5 (2)	4,230.5(3)	-	-	-
Properties under construction	909.2	1,336.0 (2)	1,685.1	-	-	-
Properties held for development	72.0	105.0	325.0	151.8	140.0	295.0 (4)
	5,164.0	5,671.5	6,240.6	151.8	140.0	295.0
Other net liabilities prior to funding	(114.5)	(162.2)	(162.2)	(1.0)	(1.0)	(1.0)
Net assets prior to funding	5,049.5	5,509.3	6,078.4	150.8	139.0	294.0
Net debt (external)	(3,680.9)	(3,680.9)	(3,680.9)	-	-	-
Intragroup funding	150.8	150.8	150.8	(150.8)	(150.8)	(150.8)
Net assets/(liabilities)	1,519.4	1,979.2	2,548.3	-	(11.8)	143.2

Notes

(1) The carrying value of investment properties is Market Value less an adjustment for UITF 28. This adjustment has not been made to the Market Value and Present Value of Net Realisable Value in the above table.

(2) Stated at Market Value in Existing State before adjustment for UITF 28. The UITF 28 adjustment attributable to investment properties at 30 June 2003 was £47.7 million (2002 - £10.7 million) and the adjustment attributable to properties under construction which reached base building practical completion subsequent to the year end was £179.0 million (2002 - £Nil).

(3) Investment properties are stated at Market Value which excludes any adjustment for UITF 28 and potential value attributable to EZAs.

(4) Interests in Heron Quays West included at Market Value of £15.0 million.

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for 2003 is set out in Note 2.

For 2003, Canary I recorded a loss before tax of £8.7 million (2002 - profit of £207.7 million) including exceptional items giving rise to a net gain of £0.1 million (2002 - gain of £180.5 million).

OPERATING AND FINANCIAL REVIEW (Continued)

Canary II recorded a loss before tax of £4.5 million for 2003 (2002 - £4.6 million), attributable entirely to administrative expenses associated with working up proposals for its development sites. The directors estimate that of the total development overheads of £9.5 million for 2003 (2002 - £14.9 million) £5.0 million was attributable to Canary I (2002 - £10.3 million) and the remaining £4.5 million was attributable to Canary II (2002 - £4.6 million). The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of its development programme.

Throughout 2002 and 2003 Canary II was funded by way of an interest free inter-company loan.

CANARY WHARF GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Year ended 30 June 2003	Year ended 30 June 2002
		£m	£m
Turnover – rents and service charges	2	250.3	206.8
Cost of sales			
- rents and property management costs		(50.4)	(39.2)
GROSS PROFIT		199.9	167.6
Administrative expenses			
- before exceptional item		(36.4)	(38.1)
- exceptional item: amortisation of investment in own shares	12	(2.8)	-
		(39.2)	(38.1)
Other operating income			
- before exceptional item		1.7	0.7
- exceptional item: net profit on sale of completed property	10	-	169.5
OPERATING PROFIT	3	162.4	299.7
Exceptional items:			
- deferred consideration on disposal of subsidiary undertaking	12	2.9	13.4
- costs of group restructuring	1	-	(2.4)
Interest receivable	4	45.0	48.8
Interest payable	5	(223.5)	(156.4)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAX		(13.2)	203.1
Tax on (loss)/profit on ordinary activities	6	3.7	(10.1)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAX	19	(9.5)	193.0
Dividend	7	(372.8)	-
TRANSFERRED TO RESERVES	19	(382.3)	193.0
Basic earnings per share	9	(1.6)p	30.0p
Diluted earnings per share	9	(1.6)p	29.7p
Before exceptional items:			
Basic earnings per share	9	(1.6)p	1.9p
Diluted earnings per share	9	(1.6)p	1.9p

The above results relate to the continuing activities of the group.

CANARY WHARF GROUP PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Year ended 30 June 2003	Year ended 30 June 2002
		£m	£m
(Loss)/profit for the financial year		(9.5)	193.0
Unrealised surplus on revaluation of investment properties	10	151.8	458.4
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR		142.3	651.4

CANARY WHARF GROUP PLC

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2003

	Notes	30 June 2003	30 June 2002
		£m	£m
FIXED ASSETS			
Investment properties	10	4,182.8	3,268.1
Properties under construction	10	909.2	936.6
Properties held for development	10	223.8	178.7
Other tangible fixed assets	11	5.1	8.1
Investments	12	12.8	24.0
		5,333.7	4,415.5
CURRENT ASSETS			
Debtors: due in more than one year	13	265.7	26.2
Debtors: due within one year	13	141.4	355.2
Cash at bank and in hand	14	1,029.1	1,327.2
		1,436.2	1,708.6
CREDITORS: Amounts falling due within one year	15	(427.7)	(341.7)
NET CURRENT ASSETS		1,008.5	1,366.9
TOTAL ASSETS LESS CURRENT LIABILITIES		6,342.2	5,782.4
CREDITORS: Amounts falling due after more than one year	16	(4,624.1)	(3,870.5)
Provisions for liabilities and charges	17	(198.7)	(51.6)
NET ASSETS		1,519.4	1,860.3
CAPITAL AND RESERVES			
Called up share capital	18	5.9	6.1
Reserves:			
- Share premium	19	4.1	2.6
- Revaluation reserve	19	1,665.7	1,513.9
- Capital redemption reserve	19	0.7	0.4
- Special reserve	19	264.8	637.6
- Profit and loss account	19	(421.8)	(300.3)
SHAREHOLDERS' FUNDS – EQUITY	20	1,519.4	1,860.3

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Year ended 30 June 2003	Year ended 30 June 2002
		£m	£m
NET CASH INFLOW FROM OPERATING ACTIVITIES	22	189.4	81.2
Returns on investments and servicing of finance	23	(258.6)	(173.6)
Capital expenditure and financial investment	23	(500.8)	(941.3)
Equity dividend paid		(372.8)	-
		(1,132.2)	(1,114.9)
Cash outflow before management of liquid resources and financing		(942.8)	(1,033.7)
Management of liquid resources	23	153.4	(150.3)
Financing	23	644.7	902.5
DECREASE IN CASH IN THE YEAR	24	(144.7)	(281.5)

The above cash flows relate to the continuing activities of the group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1 BASIS OF PREPARATION

The financial information is prepared on the basis of the accounting policies set out in the group's statutory accounts for the year ended 30 June 2002, all of which have been applied consistently throughout this and the preceding year.

The financial information in this announcement, which was approved by the board of directors on 24 September 2003 and does not constitute the company's statutory accounts for the years ended 30 June 2003 or 2002, but is derived from these accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on these accounts, their reports were unqualified and did not contain statements under S237 (2) or (3) Companies Act 1985

Group restructuring
On 4 December 2001 a restructuring of the group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. Group restructuring expenses of £2.4 million were treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance) in the year ended 30 June 2002.

2 SEGMENTAL REPORTING

The Operating and Financial Review includes a discussion of segmental information and a summary of the properties in each segment. For the purposes of the segmental information which follows, properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance sheet

	At June 2003			At June 2002		
	Canary I £m	Canary II £m	Total Group £m	Canary I £m	Canary II £m	Total Group £m
Properties	5,164.0	151.8	5,315.8	4,252.4	131.0	4,383.4
Other net (liabilities)/assets excluding net debt and intragroup funding	(114.5)	(1.0)	(115.5)	108.7	(9.0)	99.7
Net assets prior to funding	5,049.5	150.8	5,200.3	4,361.1	122.0	4,483.1
Net debt (external)	(3,680.9)	-	(3,680.9)	(2,622.8)	-	(2,622.8)
Intragroup funding	150.8	(150.8)	-	122.0	(122.0)	-
	1,519.4	-	1,519.4	1,860.3	-	1,860.3

Profit and loss account

The group's turnover for the years ended 30 June 2003 and 30 June 2002 was attributable entirely to Canary I.

Administrative expenses for the year ended 30 June 2003 were £36.4 million excluding exceptional items (year ended 30 June 2002 – £38.1 million), of which £31.9 million was attributable to Canary I (year ended 30 June 2002 – £33.5 million) and £4.5 million to Canary II (year ended 30 June 2002 – £4.6 million).

Canary I recorded a loss before tax of £8.7 million including exceptional items for the year ended 30 June 2003 (year ended 30 June 2002 – profit of £207.7 million) whilst Canary II recorded a loss before tax of £4.5 million (year ended 30 June 2002 - £4.6 million) attributable entirely to administrative expenses.

3 OPERATING PROFIT

	Year ended 30 June 2003	Year ended 30 June 2002
The operating profit is stated after charging:	£000	£000
- Depreciation (Note 11)	859	990
- Directors' emoluments (Note 8)	2,190	2,482
- Operating lease rentals:		
Land and buildings	16,714	16,714
- Remuneration of the auditors:		
Audit fees	342	303
Fees for other services:		
Further assurance	163	221
Taxation	1,359	183
Other non-audit	384	-

In 2002, fees included £70,000 and £290,000 in respect of audit and other fees respectively, paid to the previous auditors, Arthur Andersen.

For the year ended 30 June 2003, fees of £75,000 (year ended 30 June 2002 - £64,000 paid to Arthur Andersen) were also paid to the auditors in connection with the group's securitisations. These fees are deferred and amortised over the life of the debt in accordance with FRS 4 (Capital Instruments). In 2002, further fees were also paid to Arthur Andersen of £409,000 relating to the group's corporate restructuring (Note 1).

Of audit fees of £342,000 incurred in the year ended 30 June 2003, £37,000 was incurred by the company (year ended 30 June 2002 - £30,000 out of £303,000).

For the year ended 30 June 2003, depreciation of £2,469,000 (year ended 30 June 2002 - £2,431,000) relating to fixtures and equipment in offices occupied by the group's construction personnel has been treated as a development expense and capitalised within the cost of properties under construction.

For the years ended 30 June 2003 and 30 June 2002 the operating lease rental costs were fully recovered through a sub-letting contract.

4 INTEREST RECEIVABLE

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Bank interest receivable	45.0	48.8

5 INTEREST PAYABLE

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Notes and debentures	253.0	173.1
Bank loans and overdrafts	10.7	18.2
Finance lease charges	37.6	41.1
	301.3	232.4
Less:		
Interest at 6.1% (year ended 30 June 2002 - 6.1%) on development financings transferred to development properties	(77.8)	(76.0)
	223.5	156.4

Interest payable of £77.8 million (year ended 30 June 2002 - £76.0 million) has been transferred to development properties (Note 10). The amount transferred in respect of the year ended 30 June 2003 included £23.4 million (year ended 30 June 2002 - £33.0 million) attributable to funds borrowed and expenses incurred specifically for the purpose of financing the construction of development properties. In addition, the amount transferred includes £54.4 million (year ended 30 June 2002 - £43.0 million) attributable to the cost of funds forming part of the group's general borrowings which were utilised in financing construction.

For the year ended 30 June 2002, finance lease charges of £41.1 million include £4.1 million relating to the acquisition of Indural Holdings Limited ('Indural') (see Note 16 (12)).

6 TAXATION

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Current tax:		
UK corporation tax (see below)	-	-
Deferred tax:		
Origination and reversal of timing differences	8.1	(6.3)
Net effect of discount	(4.4)	(3.8)
Total deferred tax (Note 17)	3.7	(10.1)
Total tax on (loss)/profit on ordinary activities	3.7	(10.1)
Tax reconciliation:		
Group (loss)/profit on ordinary activities before tax	(13.2)	203.1
Tax on (loss)/profit on ordinary activities at UK corporation tax rate of 30%	(4.0)	60.9
Effects of:		
Tax losses and other timing differences	3.4	(77.5)
Expenses not deductible for tax purposes	0.6	0.4
Chargeable gains	-	16.2
Current tax charge for the year	-	-

No provision for corporation tax has been made in the consolidated results of the group for the year to 30 June 2003 or the previous year due to the tax loss arising in the year, the availability of tax losses brought forward from previous periods and other tax reliefs available. It is anticipated that the tax losses brought forward, comprising trading and capital losses, and other tax reliefs including EZAs will reduce future tax charges.

7 DIVIDENDS

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Dividend at 64.27p per share	372.8	-

On 22 October 2002 the company declared the return of £375 million of capital to shareholders by way of a special dividend which was paid on 29 November 2002. Payment of dividends totalling £2.2 million was waived by the Trustee for 3.4 million shares held on behalf of the group's various share option plans.

As a result of the special dividend, the exercise price for certain of the group's share option schemes was reduced giving rise to an exceptional charge of £2.8 million (see Note 12).

8 EMPLOYEE INFORMATION

Staff costs for all employees of the group, including directors:

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Wages and salaries	52.2	51.7
Social security costs	5.0	4.9
Other pension costs (Note 21)	3.1	2.8
	60.3	59.4

The average monthly number of employees, including directors, of the group during the year to 30 June 2003 was 1,180 (year ended 30 June 2002 – 1,177) as set out in the table below. The average monthly number of employees (including executive directors) was:

	Year ended 30 June 2003	Year ended 30 June 2002
Construction	499	567
Property management	506	449
Administration	175	161
	1,180	1,177

9 EARNINGS PER SHARE

Basic earnings per share is calculated by reference to the loss attributable to ordinary shareholders of £9.5 million (June 2002 – profit of £193.0 million) and on the weighted average of 585.5 million shares in issue (June 2002 - 642.9 million).

The calculation of diluted earnings per share for the year ended 30 June 2003 is based on the loss attributable to ordinary shareholders of £9.5 million (year ended 30 June 2002 - profit of £193.0 million) and the diluted weighted average of 585.5 million shares (June 2002 – 649.8 million).

For the year ended 30 June 2003, the weighted average number of ordinary shares for the purposes of calculating the diluted earnings per share is identical to that used for basic earnings per ordinary share. This is because the exercise of share options would have the effect of reducing the loss per ordinary share and is therefore not treated as dilutive under the terms of Financial Reporting Standard 14 (Earnings per share).

The calculation of the number of shares which are dilutive is based on the number of each instrument outstanding (Note 18) as adjusted for the difference between the exercise price and the weighted average share price for the relevant year.

The basic earnings per share excluding exceptional items and diluted earnings per share excluding exceptional items for the year ended 30 June 2003 have been calculated on the loss for that year of £9.6 million (year ended 30 June 2002 – profit of £12.5 million), excluding exceptional items totalling a profit of £0.1 million (year ended 30 June 2002 - £180.5 million).

10 INVESTMENT PROPERTIES AND PROPERTIES UNDER CONSTRUCTION AND HELD FOR DEVELOPMENT

Freehold properties held as tangible fixed assets:

	Investment properties	Properties under construction	Properties held for development
	£m	£m	£m
Market value at 1 July 2002	3,278.8	936.6	178.7
Adjustment for UITF 28 as at 1 July 2002	(10.7)	-	-
Carrying value as at 1 July 2002	3,268.1	936.6	178.7
Additions including interest	2.2	733.3	45.1
Transfer of completed properties	760.7	(760.7)	-
Revaluation	151.8	-	-
As at 30 June 2003	4,182.8	909.2	223.8
Adjustment for UITF 28 at 30 June 2003	47.7		
Market value at 30 June 2003	4,230.5		
Of which, subject to lease and finance leaseback arrangements	1,015.5		
Historical cost	2,491.8	909.2	223.8

During the year ended 30 June 2003 the group completed construction of five buildings that were retained as investment properties, 5 Canada Square, 20 Canada Square, 16-19 Canada Square, 20 Bank Street and 40 Bank Street. These properties have been revalued externally by either FPDSavills Commercial Limited, Chartered Surveyors or CB Richard Ellis Limited, Surveyors and Valuers at 30 June 2003 on the basis of Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Market Value'). This resulted in surpluses upon revaluation of £415.4 million which have been taken to the revaluation reserve.

The group's other investment properties have also been valued as at 30 June 2003 on the basis of Market Value. These valuations were undertaken by either FPDSavills Commercial Limited, or CB Richard Ellis Limited. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup loans or arrangements. Whilst allowance has been made for any purchaser's expenses no allowance has been made for any seller's expenses of realisation nor for any taxation which may arise in the event of disposal (Note 17). The allowance for purchaser's expenses has been reduced from 5.75% to 1.75% taking account of the stamp duty relief for properties in disadvantaged areas announced in the 2003 Budget. The net surplus arising on the year end valuations, including that on properties completed during the year (£151.8 million), has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 30 June 2003 which are to be retained are carried at their fair value at the time of the acquisition of the CWHL group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 30 June 2003 properties under construction held as fixed assets included £87.6 million (30 June 2002 - £67.2 million) in respect of financing costs.

In April 2002 8 Canada Square achieved practical completion and the building was sold under the terms of a development agreement entered into in October 1998. The sale of this property resulted in a profit on disposal of £169.5 million which was shown as an exceptional item in the profit and loss account for the year ended 30 June 2002.

11 OTHER TANGIBLE FIXED ASSETS

	Fixtures and equipment	Computer equipment	Total
	£m	£m	£m
Cost:			
At 1 July 2002	15.3	0.6	15.9
Additions	0.3	-	0.3
Transfer to properties held for development	(1.9)	-	(1.9)
At 30 June 2003	13.7	0.6	14.3
Depreciation:			
At 1 July 2002	(7.4)	(0.4)	(7.8)
Transfer to properties held for development	1.9	-	1.9
Charge for the year (Note 3)	(3.2)	(0.1)	(3.3)
At 30 June 2003	(8.7)	(0.5)	(9.2)
Net book amount:			
At 30 June 2003	5.0	0.1	5.1
At 30 June 2002	7.9	0.2	8.1

12 INVESTMENTS

	At June 2003	At June 2002
	Group	Group
	£m	£m
Other investments	1.1	1.6
Own shares	11.7	22.4
	12.8	24.0

In October 1996 the group sold its interest in the limited partner companies of the First Tower Limited Partnership subject to payment of deferred consideration contingent on the satisfaction of certain conditions. During the year to 30 June 2002 these conditions were confirmed as having been satisfied and the group received £13.4 million net of expenses. In the year to 30 June 2003 the group became entitled to receive an additional £2.9 million net of expenses. These amounts, which did not give rise to deferred tax are recognised in the profit and loss account as exceptional items.

In March 2001, the group acquired 52,079 £1 ordinary shares and 2,604 convertible shares in HighSpeed Office Limited ('HSO'), an unlisted company registered in England and Wales, being approximately 13% of its nominal share capital. The principal activity of HSO is the provision of broadband telecommunications services. The consideration paid was £2.1 million representing the historical cost to the group including fees. At 30 June 2003 the carrying value of the investment was written down by £0.5 million to £1.1 million, representing the net asset value of HSO at that date.

During 2001 the company acquired 5.2 million of its own shares at a cost of £26.8 million in connection with certain of the group's share option schemes. Such shares are initially recorded at cost and written down to the exercise price over the period to vesting. Prior to the payment of the special dividend on 29 November 2002 the exercise price for the relevant schemes was £4.00 per share. As a result of the special dividend, the amount payable by employees on exercise was reduced from £4.00 to £3.3117. The carrying value of the group's investment in own shares has accordingly been reduced in order to reflect the reduction in the amount recoverable. This has resulted in an exceptional charge to operating profit of £2.8 million during the year.

Investment in own shares:

	Group £m
Cost:	
At 1 July 2002	26.3
Transferred to participants	(0.4)
Received from participants	0.2
At 30 June 2003	26.1
Amounts written off:	
At 1 July 2002	(3.9)
Written off	(10.6)
Transferred to participants	0.1
At 30 June 2003	(14.4)
Net book amount:	
At 30 June 2003	11.7
At 30 June 2002	22.4

13 DEBTORS

	At June 2003 Group £m	At June 2002 Group £m
Due within one year:		
Trade debtors	16.1	4.1
Other debtors	83.9	66.7
Amounts owed by subsidiary undertakings	-	-
Prepayments and accrued income	41.4	284.4
	141.4	355.2

	At June 2003	At June 2002
	Group	Group
	£m	£m
Due after one year:		
Prepayments and accrued income	265.7	26.2

Prepayments and accrued income due after one year represents lease incentives and at 30 June 2003 included the provisions for vacant leasehold property and other lease commitments shown in Note 17.

14 FINANCIAL ASSETS

The group's financial assets comprise short term trade debtors (Note 13) and cash deposits. Cash deposits totalled £1,029.1 million at 30 June 2003 (30 June 2002 - £1,327.2 million), comprising deposits placed on money market at call and term rates. Total cash deposits include £751.1 million (30 June 2002 - £899.8 million) held by third parties as cash collateral for the group's borrowings and a further £1.2 million (30 June 2002 - £5.9 million) charged to third parties as security for the group's obligations.

Of the total cash deposits, £2.9 million (30 June 2002 - £1.9 million) was invested at fixed rates and the remainder was at floating rates. The rate of interest on the fixed rate deposit at 30 June 2003 was 7.8% (30 June 2002 – 7.8%). The weighted average period remaining on fixed deposits was 6.7 years at 30 June 2003 (30 June 2002 – 7.5 years).

15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	At June 2003	At June 2002
	Group	Group
	£m	£m
Borrowings (Note 16)	85.9	79.5
Trade creditors	56.1	62.8
Amounts due to subsidiary undertakings	-	-
Taxation and social security costs	1.3	1.6
Other creditors	53.0	3.4
Accruals	172.6	130.7
Deferred income	58.8	63.7
	427.7	341.7

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Creditors due after more than one year comprise:

	At June 2003	At June 2002
	Group	Group
	£m	£m
Securitised debt	3,658.3	3,272.2
Secured loans	382.8	21.3
Finance lease obligations	583.0	577.0
	4,624.1	3,870.5

The amounts at which borrowings are stated comprise:

	Securitised debt £m	Secured loans £m	Construction loans £m	Finance lease obligations £m	Total £m
At 30 June 2002	3,317.9	-	55.1	577.0	3,950.0
Drawn down in year	510.0	310.0	98.6	-	918.6
Deferred financing expenses	(2.2)	(3.0)	0.3	0.2	(4.7)
Accrued finance charges	0.7	2.8	3.6	5.8	12.9
Repaid in year	(85.0)	-	(81.8)	-	(166.8)
At 30 June 2003	3,741.4	309.8	75.8	583.0	4,710.0
Payable within one year or on demand	83.1	2.8	-	-	85.9
Payable in more than one year	3,658.3	307.0	75.8	583.0	4,624.1
	3,741.4	309.8	75.8	583.0	4,710.0

(1) In December 1997 the company's subsidiary, Canary Wharf Finance plc ('CWF'), issued £555m of first mortgage debentures, the principal terms of which are:

Tranche	£m	Interest	Repayment
Issued:			
A	270	7.230%	By instalment 2004 to 2027
B	80	7.425%	By instalment 2004 to 2027
C	120	Stepped	By instalment 2006 to 2027
D	85	Floating	2003
	555		

The D notes were redeemed in January 2003. The remaining debentures are secured on certain property interests of the group and the rental income stream therefrom. Redemption of the D notes was funded from a bank loan facility secured by way of a second charge over this group of property interests (Note 16 (10) below). Unamortised fees totalling £2.3 million were charged to interest payable as a result of the redemption of the D notes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003 (Continued)

Interest on the C notes increases in steps from 5% payable until October 1999, to 9.535% payable from October 2006. Interest on the D notes was payable at LIBOR plus 1.1% until January 2003 when it stepped up to LIBOR plus 3.10%. It was subject to an interest rate cap arrangement so as to cap the portion of interest linked to LIBOR at 8.5%.

(2) In February 2001, CWF issued an additional £120 million of first mortgage debentures at a premium of £14.7 million. The tap issue comprised a further issue of £105 million of A and £15 million of B notes which are subject to the same conditions as the original notes issued in December 1997.

Including the original notes still in issue, the weighted average maturity of the debentures at 30 June 2003 was 12.9 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million on any interest payment date, subject to the current ratings of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(3) In June 2000 a group company, Canary Wharf Finance II plc ('CWFII'), issued £975 million of first mortgage debentures. The notes comprised:

(a) £475 million term notes

The term notes consist of five tranches, two of which, totalling £90 million, were immediately re-purchased and are held by a group company. The principal terms of the tranches are:

Tranche	£m	Interest	Repayment
Issued:			
A1	240	6.455%	By instalment 2009 to 2033
A2	60	Floating	By instalment 2003 to 2012
B	85	6.800%	By instalment 2005 to 2033
	385		
Re-acquired:			
C	45	6.966%	By instalment 2011 to 2033
D	45	Floating	By instalment 2011 to 2033
	475		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A2 notes were issued in a principal amount of €100 million, with interest payable at three month EURIBOR plus a margin of 0.3%. The A2 notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million and interest payable fixed at 6.995%.

Interest on the D notes is payable at a rate of three month LIBOR plus a margin of 1.75% until July 2005, and thereafter 4.375%. The D notes are fully hedged using an interest rate collar, with a cap of 9% and a floor of 5%.

(b) £500 million revolving notes

The securitisation allows for £500 million of 'AAA' and 'AA' rated fully revolving short term notes, of which £250 million was underwritten for 5 years from June 2000 by a banking syndicate. There were no immediate proceeds from the revolving notes as they were repurchased by the issuer. In October 2002, £125.0 million of the 'AAA' rated and £60.0 million of the 'AA' rated notes were reissued (Note 16(6)). The commitment fee on the remaining £65 million underwritten is 0.25%. Hedging is not required until drawdown.

(4) In June 2001, CWFII raised an additional £875 million of first mortgage debentures at a premium of £19.8 million. The notes comprise further issues of A1 and A2 notes together with three new tranches. The principal terms of the notes issued are:

Tranche	£m	Interest	Repayment
A1	475	6.455%	By instalment 2009 to 2033
A2	50	Floating	By instalment 2003 to 2012
A3	200	5.952%	By instalment 2032 to 2037
A4	90	Floating	By instalment 2004 to 2028
B1	60	Floating	By instalment 2005 to 2024
	875		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £20.2 million on a principal amount of £475 million.

The class A2 notes were issued in a principal amount of €83 million, with interest payable at three month EURIBOR plus a margin of 0.3%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £50.0 million plus a premium of £0.2 million and interest payable fixed at 6.078%.

The class A3 notes were issued at par in a principal amount of £200 million.

Interest on the class A4 notes is payable at three month LIBOR plus 0.375% stepping up to LIBOR plus 0.95% in July 2011. These notes are fully hedged at a fixed rate of 6.155% to July 2011 and 6.73% thereafter.

The class B1 notes were issued in a principal amount of €100 million with interest payable at three month EURIBOR plus a margin of 0.45%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million less a discount of £0.6 million and interest payable fixed at 6.265%.

(5) In February 2002, CWFII raised an additional £1,257 million of first mortgage debentures at a premium of £83.1 million. The notes comprised further issues of A1, A3, and B notes together with a new US Dollar denominated tranche. The principal items of the notes issued are:

Tranche	£m	Interest	Repayment
A1	500	6.455%	By instalment 2009 to 2033
A3	200	5.952%	By instalment 2032 to 2037
A5	407	Floating	By instalment 2012 to 2033
B	150	6.800%	By instalment 2005 to 2033
	1,257		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £48.6 million on a principal amount of £500.0 million and the class A3 notes were issued at a premium of £17.3 million in a principal amount of £200.0 million.

The class A5 notes were issued in a principal amount of US$579.0 million with interest payable at three month US$ LIBOR plus a margin of 0.39% to July 2010 and thereafter 0.975%. These notes are hedged via currency swaps, whereby principal and interest liabilities are swapped into sterling providing an initial principal of £407.0 million and interest payable fixed at 6.002% to July 2010 and 6.218% thereafter. The step up to 0.975% is not hedged.

The class B notes were issued at a premium of £17.2 million on a principal amount of £150.0 million.

(6) In October 2002 a further tap issue was completed by CWF II raising £510.0 million. The notes issued comprise a new A6 Tranche in a principal amount of £325.0 million. The company also reissued £125.0 million of 'AAA' rated and £60.0 million 'AA' rated fully revolving short-term notes (see Note 16 3(b)).

The principal terms of the notes issued are:

Tranche	£m	Interest	Repayment
Issued:			
A6	325	Floating	By instalment 2005 to 2033
Re-issued:			
R1	125	Floating	By instalment 2005 to 2033
R2	60	Floating	By instalment 2005 to 2033
	510		

The notes are secured on certain property interests of the group and the rental income stream therefrom.

Interest on the Class A6 notes is payable at three month LIBOR plus 0.45% stepping up to LIBOR plus 1.125% in October 2005. These notes are fully hedged at 5.49925% to October 2005 and 6.17425% thereafter. Interest on the revolving short-term notes is payable at three month LIBOR with a margin of 0.4% for the 'AAA' notes and 0.5% for the 'AA' notes. These notes are fully hedged at 5.4242% for the 'AAA' notes and 5.4589% for the 'AA' notes.

Including the notes issued in October 2002 the weighted average maturity of the debentures at 30 June 2003 was 18.4 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million (except classes A2 and B1 which may not be less than €1 million and Class A5 which may not be less than $1 million) on any interest payment date subject to the current rating of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(7) On 3 November 2000 the group concluded a seven year, £1 billion revolving construction loan facility. On 30 May 2003, notice to reduce the facility by £250 million to £750 million became effective. At 30 June 2003 £76.8 million of a £407.0 million commitment allocated to the construction of 1 Churchill Place had been drawn down leaving £343 million of the facility available to fund construction of other buildings. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the group's ability to extend on certain conditions.

(8) In October 2001 the group entered into a further £125 million construction loan facility, of which a total of £82.3 million was drawn down in connection with construction of the property at 20 Canada Square. Interest was incurred at a margin of 1% over LIBOR. In March 2003, the loan was repaid in full following completion of the building.

(9) Upon repayment of the construction facility secured on 20 Canada Square, a group company entered into an investment loan in a principal amount of £225 million. The proceeds of this loan were used in part to repay the balance on the £125.0 million construction loan (Note 16 (8)) with the balance for general corporate purposes. Interest is charged at LIBOR plus 1.125%. The loan has been fully hedged at 6.056% and is repayable by instalments from April 2008 with a final maturity in 2025. The loan is secured by first ranking fixed and floating charges over 20 Canada Square. In addition a group company has entered into a rental guarantee of a minimum of £2.8 million and a maximum of £3.4 million per quarter. The rental guarantee will be reduced in the event of further lettings in the building.

(10) In January 2003 a group company drew down £85.0 million on a bank facility to fund the redemption of the D notes ('BBB' rated) of the December 1997 securitisation (Note 16(1)). The term of the facility is eighteen months to July 2004. The loan carries interest of LIBOR plus 2.1% subject to an interest rate collar arrangement which serves to cap the portion linked to LIBOR to 5.5%. The loan is secured by way of a second charge over the property interests included in the CWF securitisation and by an interest guarantee from Canary Wharf Limited.

(11) In December 2002, the group entered into a facility to borrow up to £605 million secured against 1 Churchill Place, a property that is currently under construction. The facility may be drawn down when the property has reached practical completion, which is expected in July 2004, and the related construction facility has been repaid. The amount which may be drawn is dependent on the amortisation period chosen. A minimum of £529 million may be drawn on the basis of paying interest only for the first ten years of the facility whereas drawings can be increased to £605 million on a fully amortising basis. The loan is currently hedged to reflect the £529 million minimum drawing resulting in a hedged interest rate of 5.82% and a final maturity in July 2034. If a shorter amortisation period is chosen, the increased borrowings will require additional hedging.

(12) On 1 October 2001 the group concluded the acquisition from HSBC of Indural Holdings Limited ('Indural') for a consideration of £3.1 million. In December 1997 Indural entered into agreements for lease in respect of two properties owned by the then group which were subsequently leased back to the group from the date of acquisition on finance lease terms. As a result of the acquisition cash deposits totalling £111.9 million held by Indural as security for the group's finance leases were released from charge. Indural has been consolidated in the accounts of the group from the date of acquisition, the effect of which has been that finance lease receivables and payables totalling £102.1 million have been offset. The consideration payable on acquisition, together with an adjustment to the carrying value of the finance lease obligation, have been treated as a charge required to restructure the finance leases and shown as a component within interest payable (finance lease charges) for the year ended 30 June 2002, totalling £4.1 million (Note 5).

(13) The group's obligations under certain finance leases are secured by first-ranking fixed and floating charges over the property which is the subject of those finance leases and over certain cash deposits (Note 25). The weighted average rate of interest implicit in the group's finance leases is 6.5%.

(14) Loans and finance lease obligations (excluding accrued interest payable):

	Loans 2003	Finance leases 2003	Loans 2002	Finance leases 2002
	£m	£m	£m	£m
In less than one year or on demand	36.6	-	33.8	-
In more than one year but less than two years	141.4	-	57.9	-
In more than two years but not more than five years	283.7	-	162.4	-
In more than five years	3,616.0	583.0	3,073.2	577.0
	4,077.7	583.0	3,327.3	577.0

(15) After taking into account interest rate hedging entered into by the group, the interest rate profile of the group's financial liabilities at 30 June 2003 (including accrued interest payable) was:

	At 30 June 2003			At 30 June 2002		
	Floating rate financial liabilities	Fixed rate financial liabilities	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Total
	£m	£m	£m	£m	£m	£m
Securitised debt	-	3,741.4	3,741.4	84.5	3,233.4	3,317.9
Secured loans	-	309.8	309.8	-	-	-
Construction loans	75.8	-	75.8	55.1	-	55.1
Finance leases	346.1	236.9	583.0	343.6	233.4	577.0
	421.9	4,288.1	4,710.0	483.2	3,466.8	3,950.0
Less: Cash collateral for borrowings (Note 14)	(316.3)	(434.8)	(751.1)	(316.3)	(583.5)	(899.8)
	105.6	3,853.3	3,958.9	166.9	2,883.3	3,050.2

The group's floating rate liabilities comprise sterling denominated bank borrowings, and finance leases which bear interest at rates linked to LIBOR.

In respect of the group's fixed rate financial liabilities:

	At 30 June 2003		At 30 June 2002	
	Weighted average interest rate	Weighted average period fixed	Weighted average interest rate	Weighted average period fixed
	%	Years	%	Years
Securitised debt	5.9	17.5	6.3	18.6
Finance leases	10.0	13.1	10.0	13.9

(16) In accordance with FRS 13 (Derivatives and other Financial Instruments: Disclosures) the group is required to disclose the fair values of its financial assets and liabilities (excluding debtors and creditors falling due within one year) and at 30 June 2003 these were as follows:

	At 30 June 2003		At 30 June 2002	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the group's operations:				
Cash on deposit earning				
- floating rates of interest	1,026.2	1,026.2	1,325.3	1,325.3
- fixed rates of interest	2.9	5.1	1.9	4.1
Short term financial liabilities and current portion of long term borrowings	(85.9)	(85.9)	(79.5)	(79.5)
Long term borrowings	(4,041.1)	(4,266.7)	(3,293.5)	(3,445.4)
Finance leases	(583.0)	(639.4)	(577.0)	(603.8)
Derivative financial instruments held to manage interest rate and exchange rate profile:				
- interest rate swaps	-	(106.9)	-	(3.9)
- interest rate caps/collars	(1.0)	(11.4)	2.3	(2.4)
- currency swaps	-	(98.1)	-	(43.1)

The fair value of the interest rate swaps and sterling denominated fixed rate debt and deposits have been determined by reference to prices available on the markets on which they are traded. All other fair values shown have been calculated by discounting cash flows at the relevant zero coupon LIBOR interest rates prevailing at the balance sheet date.

In January 2003, upon redemption of the D notes issued by CWF (Note 16 (1)), the associated interest cap was closed out realising a gain of £785,000. This was offset against the write-off of unamortised fees allocated to the D notes of £2.3 million giving rise to a net write-off associated with the redemption of the D notes of £1.5 million.

Other than the above no gains or losses on derivative financial instruments have been recognised in the year.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2003			2002		
	Gains £m	(Losses) £m	Total net gains/ (losses) £m	Gains £m	(Losses) £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1July	6.7	(58.4)	(51.7)	6.7	(3.5)	3.2
Gains and losses arising in previous years that were recognised in the year	(0.8)	-	(0.8)	-	-	-
Gains and losses arising before 1 July that were not recognised in the year	5.9	(58.4)	(52.5)	6.7	(3.5)	3.2
Gains and losses arising in the year that were not recognised in the year	6.4	(169.3)	(162.9)	-	(54.9)	(54.9)
Unrecognised gains and losses on hedges at 30 June	12.3	(227.7)	(215.4)	6.7	(58.4)	(51.7)
Of which:						
Gains and losses expected to be recognised in the following year	-	-	-	-	-	-
Gains and losses expected to be recognised after the following year	12.3	(227.7)	(215.4)	6.7	(58.4)	(51.7)

Other than certain tranches of notes which have been swapped into sterling, the group has no material monetary assets or liabilities in currencies other than pounds sterling.

17 PROVISIONS FOR LIABILITIES AND CHARGES

	30 June 2003	30 June 2002
	£m	£m
Vacant leasehold properties	123.5	-
Other lease commitments	27.3	-
Deferred taxation	47.9	51.6
	198.7	51.6

Vacant leasehold property:

On 6 November 2000, the group entered into an Agreement for Lease with Clifford Chance for the lease of 10 Upper Bank Street, which reached practical completion on 31 July 2003. The group also acquired the sub-leasehold interest (with approximately 14 years now unexpired) in 200/202 Aldersgate Street, a 440,000 sq ft office building in the City of London, and let the premises to Clifford Chance for a term of approximately 5 years at the same rent as that under the sub-lease. Clifford Chance has given notice to terminate the lease on 29 September 2003. The group will now seek to sublet the premises or dispose of its interest on the open market.

In accordance with UK GAAP the group has recognised a provision for the estimated net liability under the lease of 200/202 Aldersgate Street. In arriving at the quantum of the provision the directors have consulted with FPDSavills, the group's valuers, to determine the assumptions on which the provision should be computed, including such matters as the void period, the rent achievable on re-letting and the incentive package payable. Based on the valuers' assessment of the market at 30 June 2003 a provision of £123.5 million has been recognised which includes an allowance for refurbishment of the building prior to re-letting. This provision is based on the following key assumptions which will be reviewed at each subsequent balance sheet date:

Passing rent	-	£16.7 million (£38 per sq ft)
Average void period	-	2 years
Rent free period on reletting	-	2 years
Headline rent on reletting	-	£35 per sq ft
Refurbishment cost	-	£55 per sq ft

This provision is stated at present value calculated on the basis of a discount rate of 6.0%, being the group's weighted average cost of debt, and will be amortised to the profit and loss account, after allowing for the unwind of the discount, on a straight line basis over the period to the first open market rent review on 10 Upper Bank Street in 2013.

Other lease commitments:

In March 2001 Lehman Brothers signed an agreement for lease in respect of 25-30 Bank Street (HQ2), comprising 1,023,300 sq ft. The agreement for lease requires that HQ2 be delivered in a fitted out condition and provides for payment of a fit-out contribution which covers, inter alia, the cost of fitting out the space to Category A (Minimum Standard Developer's Finish budgeted at a cost of £35 per sq ft) which for accounting purposes is treated as part of the cost of the building. The incentive package agreed with Lehman Brothers also includes the following additional elements:

(1) a contribution to the tenant's final fitting-out costs, equivalent to £30 per sq ft. Any fitting-out expenditure in excess of this amount is at Lehman Brothers' cost;
(2) payments to Lehman Brothers of approximately £16 million on drawdown of the HQ2 lease, equivalent to £16 per sq ft; and
(3) a contribution of £30 per sq ft towards the cost of refitting the 408,728 sq ft occupied by Lehman Brothers at Broadgate, capped at £12 million, equivalent to £12 per sq ft of space in HQ2.

In total, these committed payments to Lehman Brothers, excluding the Category A element of the fit-out which is part of the cost of the building, amount to approximately £58 million, or £58 per sq ft. Component (1) of the incentive package is taken into account in determining the market value of the building at 30 June 2003. Components (2) and (3), totalling approximately £28 million, have been accrued for at 30 June 2003 reflecting the fact that HQ2 reached base building practical completion subsequent to the year end removing any conditionality to these payments.

Lehman Brothers has been granted options to sub-let back to the group up to 202,800 sq ft and in the event such options are exercised incentives totalling £65 per sq ft will be repaid to the group in respect of the space sub-let (Note 25).

The group has also entered into a rent support commitment with Lehman Brothers under which the group may contribute a maximum of £10 per sq ft per annum towards the difference between the passing rent payable by Lehman Brothers on its leases at Broadgate and the rent achievable on any sub-lease. For 1 and 2 Broadgate, comprising 311,077 sq ft, where the leases expire in January 2017 and the passing rent is £46.86, rent support is only payable for the life of the first sub-lease; for the remaining space in 6 Broadgate, comprising 97,651 sq ft where the leases expire in September 2013, rent support of up to £5 per sq ft is payable by the group on any second sub-letting, but no further amount is payable thereafter. The passing rent on the space in 6 Broadgate, varies between £44 per sq ft and £52 per sq ft but on the majority of space it is in the range of £44-£45 per sq ft. The terms of the Lehman Brothers leases prevent it from sub-letting space below market levels and no amount is payable by the group on space which Lehman Brothers does not sub-let. Absent any sub-lettings the maximum potential liability would have been £51 million (nominal) with a present value of £37 million discounting at 6%, being the group's weighted average cost of debt. To date Lehman Brothers has sub-let approximately 100,303 sq ft in 1 and 2 Broadgate at a rent higher than the passing rent and therefore it will not be necessary to make any rent support contribution as a result of this sub-lease. Accordingly, the maximum amount payable in respect of the remaining space leased by Lehman Brothers at Broadgate has reduced to £38 million (nominal) with a present value of £27.3 million. This amount has been provided in full at 30 June 2003 and, subject to review at each subsequent balance sheet date will be amortised to the profit and loss account on a straight line basis over the period to the first open market rent review on 25-30 Bank Street in 2013.

Deferred taxation:

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Accelerated capital allowances claimed	(85.4)	(89.4)
Other timing differences	0.5	(35.4)
Undiscounted deferred tax liability	(84.9)	(124.8)
Discount	37.0	73.2
Discounted deferred tax liability	(47.9)	(51.6)
At 1 July	(51.6)	(41.5)
Deferred tax credit/(charge) in profit and loss account for the period	3.7	(10.1)
At 30 June	(47.9)	(51.6)

In accordance with FRS 19, no provision has been made for deferred tax on gains relating to properties which are revalued in the balance sheet to their market value. If the group's investment properties had been sold at the balance sheet date at the amounts stated in Note 10, the amount of tax payable by the group would have been in the region of £125.8 million after taking into account available tax losses and provisions. This amount comprises corporation tax on chargeable gains in relation to the sale of completed properties held by group investment companies of £45.5 million and corporation tax on development surpluses in relation to the completed properties that are held by group property development companies of £80.3 million. Capital losses have reduced tax on chargeable gains by £128.0 million (30 June 2002 - £Nil) and revenue losses have reduced tax on development surpluses by £200.0 million (30 June 2002 - £130.5 million). In line with FRS 19, the benefit of these losses has not been recognised as deferred tax provided in the balance sheet.

The group has now received legal advice and is of the opinion that the capital losses brought forward are available to set off against capital gains arising on a larger proportion of property than previously anticipated. The benefit of the capital losses has been recognised by reducing the contingent capital gains tax liability as disclosed above.

18 SHARE CAPITAL

	Authorised		Issued, allotted and fully paid	
	30 June 2003	30 June 2002	30 June 2003	30 June 2002
	£m	£m	£m	£m
Ordinary shares of 1p each	10.0	10.0	5.9	6.1

Movements in issued share capital:

	Number
Ordinary shares in issue at 30 June 2002	608,349,676
Issue on exercise of options (see footnote (2))	1,870,549
Cancelled under share buy-back scheme (see footnote (4))	(25,212,000)
Number of ordinary shares in issue at 30 June 2003	585,008,225

(1) Warrants:

Warrants over 32,240,000 and 10,710,279 ordinary shares as adjusted (see below) are held by IPC Advisors Limited, a company owned by a trust for the benefit of (amongst others) the Paul Reichmann family. These warrants are exercisable until 31 December 2005 at a price of 375 pence per share and 1 April 2006 at a price of 275 pence per share respectively as adjusted (see below).

The subscription price for, and the number of shares of both issues of warrants are subject to adjustment in certain circumstances, such as capitalisation, rights issues or takeover.

Adjustment to Warrants

The warrant instrument relating to warrants over shares in the company exercisable initially at 330p per share (the '1997 Warrants') and the warrant instrument relating to warrants over shares initially exercisable at 450p per share (the '1999 Warrants') both require adjustment to be made in the event of a capital distribution being made by the company. Payment of the special dividend in November 2002 was part of the company's return of capital programme and in accordance with the terms of the warrant instruments, as approved by the company's advisers, accordingly triggered adjustments to the warrants. Details of these adjustments are set out below:

1997 Warrants

Initial subscription price	330p
Initial number	8,925,233
Current adjusted subscription price	275p
Current number of warrants	10,710,279

1999 Warrants

Initial subscription price	450p
Initial number	26,867,000
Current adjusted subscription price	375p
Current number of warrants	32,240,400

In the event of a capital distribution the subscription price for both sets of warrants is adjusted by multiplying the subscription price immediately prior to the capital distribution by a warrant price adjustment ratio which is calculated by using the formula set out below.

$$\text{Warrant Price Adjustment Ratio} = \frac{A - B}{A}$$

Where: **A** is the current market price of one share (defined as the average closing price of the five dealing days immediately preceding the date on which the capital distribution is publicly announced as calculated from the Daily Official List).

B is the value of the capital distribution attributable to one share.

Consequently, in this formula A = 388.10p (the average of the Canary Wharf Group plc closing share price of the five dealing days immediately prior to 12 September 2002); and B = 64.27p (being the value of the capital distribution attributable to one share). The current subscription prices referred to above were obtained by applying these figures.

Both warrant instruments also contain provisions which provide for an increase to the number of shares for which a warrant holder is entitled to subscribe following an adjustment to the subscription price. This increase is calculated by multiplying the number of warrants currently held by the ratio derived from the following fraction.

$$\text{Share Number Adjustment Ratio} = \frac{X - Y}{Y}$$

Where **X** is the subscription price immediately before the adjustment; and **Y** is the subscription price immediately after the adjustment.

Applying this formula the adjustment ratio for both sets of warrants was 0.2 which led to the current number of warrants as outlined above.

(2) Share Options:
At 30 June 2003 options had been granted and remained outstanding over 14,243,708 ordinary shares (adjusted to reflect the special dividend paid in November 2002, see below for details) under the company's share incentive plans.

The normal exercise period for options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan, the Canary Wharf Company Share Option Plan and the Canary Wharf Group plc Long Term Incentive Plan is between 3 and 10 years. The awards of options granted on or after 31 March 1999 are subject to performance criteria.

1997 Canary Wharf Group plc Executive Share Option Plan and Canary Wharf Company Share Option Plan
As at 30 June 2003 there were options outstanding under the unapproved Canary Wharf Group plc 1997 Executive Share Option Scheme over 12,434,179 ordinary shares (adjusted to reflect the special dividend paid in November 2002) and under the approved Canary Wharf Group plc Company Share Option Scheme over 115,626 ordinary shares (adjusted to reflect the special dividend paid in November 2002).

Adjustment to Options
Following payment of the special dividend in November 2002 an adjustment was made to options outstanding under the Canary Wharf Group plc 1997 Executive Share Option Plan. This method of adjustment had the effect of reducing the option price and increasing the number of shares under option to provide an equivalent value to option holders. The impact of this adjustment is reflected in the table below.

Number of Shares on which options outstanding as at November 2002	Adjusted to reflect November 2002 special dividend	Original exercise price per share (pence)	Adjusted exercise price per share (pence)	Exercise period
1,312,000	272,685	79.5	65.82	03.03.98 to 02.03.08
20,417	4,243	330.0	273.21	01.04.99 to 31.03.04
115,626	-	400.0	-	01.04.02 to 31.03.09
5,062,151	1,052,112	400.0	331.17	01.04.02 to 31.03.09
3,900,000	810,571	400.0	331.17	01.01.06 to 31.03.09

Canary Wharf Group plc Long Term Incentive Plan
The same adjustment was made to options outstanding under the Canary Wharf Group plc 1997 Executive Share Option Plan and the Long Term Incentive Plan.

As at 30 June 2003 there were options outstanding over 1,693,903 ordinary shares under the Long Term Incentive Plan, the detail of which, together with the impact of the adjustment, is reflected in the table below:

Number of shares outstanding as at November 2002	Increase to reflect November 2002 special dividend	Exercise period
138,756	26,958	01.04.02 to 31.03.09
14,285	2,969	25.10.02 to 24.10.09
1,250,940	259,995	31.10.03 to 30.10.10

(3) Canary Wharf Employee Share Ownership Plan Trust:
In December 2000 a loan facility agreement was executed between the company and the Trustees of the Canary Wharf Employee Share Ownership Plan Trust ("the Trust") whereby shares in the company were purchased by the Trustees to cover the prospective exercise of options by employees. Since December 2000 5,173,505 ordinary shares have been acquired by the Trustees and 197,520 ordinary shares transferred to satisfy the exercise of options.

(4) Share Buy-backs and Share Cancellations:
Ordinary shares

During the year 25,212,000 ordinary shares were bought back at a cost of £108.1 million inclusive of expenses and stamp duty, bringing the total number of ordinary shares cancelled under the company's share buy-back programme since June 2001 to 107,951,413 shares at a cost of £514.2 million inclusive of expenses and stamp duty.

Deferred Shares

In connection with the scheme of arrangement on 4 December 2001, detailed in Note 1(2), 297,862,666,648 deferred shares of 1p each were issued and on 5 December 2001 bought back and cancelled. On 5 December 2001 the total authorised deferred share capital of 400,000,000,000 shares of 1p was cancelled.

19 RESERVES

Group:	Share Premium Account	Revaluation Reserve	Capital Redemption Reserve	Special Reserve	Profit & Loss Account	Total
Equity reserves:	£m	£m	£m	£m	£m	£m
At 1 July 2002	2.6	1,513.9	0.4	637.6	(300.3)	1,854.2
Issue of shares under share option schemes	1.5	-	-	-	-	1.5
Reserve movements in respect of share option schemes	-	-	-	-	(3.9)	(3.9)
Acquisition and cancellation of own shares	-	-	0.3	-	(108.1)	(107.8)
Revaluation of investment properties	-	151.8	-	-	-	151.8
Transfer to profit & loss account	-	-	-	(372.8)	372.8	-
Loss for the financial year	-	-	-	-	(9.5)	(9.5)
Dividend	-	-	-	-	(372.8)	(372.8)
At 30 June 2003	4.1	1,665.7	0.7	264.8	(421.8)	1,513.5

The special reserve arose from a restructuring of the group which was completed on 4 December 2001 involving the introduction of a new holding company for the group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985.

The capital redemption reserve arises from the cancellation of own shares acquired in connection with the group's share buy-back programme.

The transfer to the profit and loss account is equivalent to the dividend paid in the year.

20 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Group
	£m
Shareholders' funds at 1 July 2002	1,860.3
Loss for the financial year	(9.5)
Dividend	(372.8)
Revaluation surplus	151.8
New shares issued under the group's share option schemes	1.6
Movement in respect of share option schemes	(3.9)
Cancellation of shares	(108.1)
Shareholders' funds at 30 June 2003	1,519.4

21 PENSION SCHEMES

The group operates two defined contribution pension schemes. The assets of these schemes are held in independently administered funds. The pension cost charge, which amounted to £3,060,679 in the year (year ended 30 June 2002 - £2,824,281) represents contributions payable by the group to the schemes.

22 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Operating profit	162.4	299.7
Net profit on disposal of properties	-	(169.5)
Depreciation charges	0.9	1.0
Provision against investment	0.5	0.5
Amortisation of share option costs	5.1	4.6
Increase in debtors	(18.3)	(13.6)
Increase/(decrease) in creditors	54.6	(23.3)
Cost of group restructuring	-	(2.4)
Decrease in provisions	-	(0.3)
Amortisation of lease incentives	(15.8)	(15.5)
Net cash inflow from operating activities	189.4	81.2

23 ANALYSIS OF CASH FLOWS

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Returns on investments and servicing of finance		
Interest received	43.6	49.2
Interest paid	(262.4)	(174.5)
Interest element of finance lease rentals	(31.6)	(33.7)
Financing expenses	(8.2)	(14.6)
Net cash outflow	(258.6)	(173.6)

Capital expenditure and financial investment

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Additions to properties	(454.1)	(957.2)
Purchase of tangible fixed assets	(0.3)	(2.0)
Acquisition of development properties	(49.3)	(28.0)
Acquisition of own shares to support share option schemes	-	(12.5)
Deferred consideration on disposal of subsidiary undertaking	2.9	13.4
Deferred income relating to agreements for sale of property	-	45.0
Net cash outflow	(500.8)	(941.3)

Management of liquid resources

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Cash placed on deposit not available on demand	(41.2)	(395.0)
Cash withdrawn from deposit accounts	194.6	244.7
Net cash inflow/(outflow)	153.4	(150.3)

Financing

	Year ended 30 June 2003	Year ended 30 June 2002
	£m	£m
Issue of shares	1.5	1.6
Purchase of own shares for cancellation	(108.1)	(392.4)
Repayment of secured loans	(167.3)	(382.8)
Issue of securitised debt	510.0	1,340.1
Drawdown of secured loans	408.6	336.0
Net cash inflow	644.7	902.5

24 ANALYSIS AND RECONCILIATION OF NET DEBT

	1 July 2002	Cash flow	Other non-cash changes	30 June 2003
	£m	£m	£m	
Cash at bank	1,327.2	(298.1)	-	1,029.1
Amounts on deposit not available on demand	(905.7)	153.4	-	(752.3)
	421.5	(144.7)	-	276.8
Debt due after 1 year	(3,293.5)	(785.5)	37.9	(4,041.1)
Debt due within 1 year	(79.5)	34.2	(40.6)	(85.9)
Finance leases	(577.0)	31.6	(37.6)	(583.0)
	(3,950.0)	(719.7)	(40.3)	(4,710.0)
Amounts on deposit not available on demand	905.7	(153.4)	-	752.3
Net debt	(2,622.8)	(1,017.8)	(40.3)	(3,680.9)

	Year ended 30 June 2003
	£m
Decrease in cash in the year	(298.1)
Increase in debt and lease financing	(719.7)
Change in net debt resulting from cash flows	(1,017.8)
Non-cash movement in net debt	(40.3)
Movement in net debt in year	(1,058.1)
Net debt at 1 July 2002	(2,622.8)
Net debt at 30 June 2003	(3,680.9)

25 CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

As at 30 June 2003 certain members of the group had given fixed and floating charges over substantially all of their assets as security for certain of the group's borrowings and finance lease obligations as referred to in Note 16. In particular, various members of the group had, at 30 June 2003, given fixed first ranking charges over cash deposits totalling £751.1 million and may be called upon to make a further cash deposit of up to £16.5 million.

As security for the issue of £590 million of securitised debt (see Note 16) the company has granted a first fixed charge over the shares of CWF and a first floating charge has been given over all of the assets of CWF. In addition, as security for an £85 million loan the group has granted a second ranking charge over the property interests included in the CWF securitisation and Canary Wharf Limited has provided an interest guarantee.

As security for the issue of up to £3,117 million of securitised debt (see Note 16) the company's indirect subsidiary, Canary Wharf Finance Holdings Limited, has granted a first fixed charge over the shares of CWFII and a first floating charge has been given over all of the assets of CWFII.

As security for a £225 million loan the group has granted first ranking fixed and floating charges over 20 Canada Square. In addition a group company has entered into a rental guarantee of a minimum of £2.8 million and a maximum of £3.4 million per quarter. The rental guarantee will be reduced in the event of further lettings in the building.

Commitments of the group for future expenditure:

	30 June 2003	30 June 2002
	£m	£m
Under contract	380.0	726.1

The commitments for future expenditure relate to the completion of development properties where construction was committed at 30 June 2003. Any costs accrued or provided for in the balance sheet at 30 June 2003 have been excluded.

Commitments of the group for the next financial year in respect of other operating leases are analysed as follows:

	Land and buildings 30 June 2003	Land and buildings 30 June 2002
	£m	£m
Annual commitment for which the leases expire:		
Within one year	-	-
Between two and five years	-	-
After five years	16.7	16.7
	16.7	16.7

The group has, in the normal course of its business, granted limited warranties or indemnities to its tenants in respect of building defects (and defects on the estate or in the car parks) caused through breach of its obligations as developer contained in any pre-let or other agreement. Offsetting this potential liability the group has received the benefit of warranties from the trade contractors and suppliers who worked on such buildings.

Sub-let commitments:

Under the terms of certain agreements for lease the group has committed to take back certain space on the basis of short-term subleases at the end of which the space reverts to the relevant tenants. This space has been securitised but insofar as the securitisations are concerned the tenants are contracted to pay rent on the entire amount of space leased, whilst taking the covenant of the group on the sublet space. The table below summarises these sublets, including that from Lehman Brothers in 25-30 Bank Street, Skadden Arps Slate Meagher & Flom in 40 Bank Street, and Barclays in 1 Churchill Place where the relevant options to sublet have to be exercised by 30 September 2003, 28 November 2003, and 23 November 2003 respectively.

Property	Leaseholder	Sub-let sq ft	Passing rent £m	Rent review date	Rent review basis	Term commence-ment	Expiry or first break
Options exercised:							
1 Westferry Circus	CSFB	73,250	2.64	Mar 2005	OMR up only	Feb 2003	Feb 2015
7 Westferry Circus	CSFB	13,480	0.28	Jan 2003	OMR up only	Feb 2003	Dec 2007
1 Canada Square	Skadden Arps	27,388	1.24	Jun 2003	OMR up only	Sep 2003	Dec 2005
50 Bank Street	Northern Trust	17,982	0.77	Apr 2007	OMR up only	Apr 2002	Oct 2006 (6)
10 Upper Bank Street	Clifford Chance	52,700	2.42	Jul 2008	Fixed at £49/sf	Jul 2003	Jul 2008
10 Upper Bank Street	Clifford Chance	52,200	2.40	Jul 2008	Fixed at £49/sf	Jul 2003	Jul 2013
Options remaining to be exercised:							
25-30 Bank Street	Lehman Brothers	100,800 (1)	4.11	Jul 2008	Fixed at £53/sf	Jul 2003	Jul 2008 (2)
25-30 Bank Street	Lehman Brothers	102,000 (1)	4.18	Jul 2008	Fixed at £53/sf in 2002 (3)	Jul 2003	Jul 2013 (2)
40 Bank Street	Skadden Arps	19,500 (1)	0.83	Mar 2008	OMR up only	Mar 2003	Mar 2008 (5)
40 Bank Street	Skadden Arps	39,000 (1)	1.71	Mar 2008	OMR up only	Mar 2003	Mar 2023 (5)
1 Churchill Place	Barclays	360,000 (1)	14.76	Jul 2009	OMR up only	Jul 2004	Jul 2034 (4)
Total		858,300	35.34				

(1) Latest estimated square footage of floors subject to final measurement.

(2) Options have been granted to Lehman Brothers to sub-let part of HQ2 back to the group: 4 floors ([102,000] sq ft) for 10 years (Lehman Brothers being able to nominate 2 floors for 5 years) and an additional 4 floors (100,800 sq ft) for 5 to 15 years at the Group's option. In the event that Lehman Brothers exercises these options a fit-out contribution of £65 per sq ft will be paid back to the group in respect of all space sub-let to the group. This space, which is currently built to shell and core, has to be handed back to Lehman Brothers at the end of the sub-let term fitted out to Category A standard. The existence of the above sub-let options has been taken into account in the market valuation of 25-30 Bank Street at 30 June 2003.

(3) Followed by annual increases to £59.65 per sq ft in 2012.

(4) Barclays can lease back the square footage in 1 Churchill Place in excess of 650,000 sq ft, which is equivalent to 11 floors subject to being able to sub lease floors 22, 23 & 24 for only 5 years ('short-term space'). Barclays is entitled to lease back all such space for a term of 15 years or more (in multiples of 5 years) but it may at its option lease back up to 4 floors for a term of 10 years ('medium term space'). If Barclays exercises its options a fit-out contribution of £70 per sq ft will be reduced to £35 per sq ft on short term space and to £40 per sq ft on medium term space. No contribution is payable on long term space. The existence of these sub-let options has been taken into account in the market valuation of 1 Churchill Place at 30 June 2003.

(5) Subject to satisfaction of certain conditions Skadden may wish to lease back floors 25 and 26 long term (39,000 sq ft) and floor 24 short term (19,500 sq ft). Long term sub-leases are to be for 7½ or 10 or 20 years at Skadden's option but only one floor can be sub-leased for 7½ years. For short term sub-leases the term is to be 5 or 5½ years at the option of the group. The existence of the above sub-let options has been taken into account in the market valuation of 40 Bank Street at 30 June 2003.

(6) Assumes break exercised.

26 POST BALANCE SHEET EVENTS

On 31 July 2003, practical completion was achieved on 10 Upper Bank Street (HQ5), a 1,002,000 sq ft building leased to Clifford Chance subject to leaseback of 52,700 sq ft for 5 years and 52,200 sq ft for 10 years.

Also in July 2003, base building works practical completion was achieved on 25-30 Bank Street (HQ2), a 1,023,300 sq ft building leased to Lehman Brothers subject to the option to sub-let back to the group up to 100,800 sq ft for 5 years and 102,000 sq ft for 10 years.

On 18 September 2003, the 89,900 sq ft Jubilee Place shopping mall opened to the public with all units pre-leased or in solicitors' hands.

On 11 September 2003 the group announced that, subject to formal contract, terms have been agreed with BP's Integrated Supply and Trading Division for the lease of 128,000 sq ft. The lease agreement is for 101,000 sq ft on a 20 year term with the first break at year 10, and a further 27,000 sq ft on a 5 year lease with rights to extend to run concurrent with the 101,000 sq ft lease.

On 23 September 2003 the group announced that, subject to formal contract, terms had been agreed with Reuters for the lease of approximately 281,000 sq ft of space in 30 The South Colonnade from Spring 2005. Reuters will lease 237,000 sq ft on a 15 year lease and an additional 44,000 sq ft will be leased on a separate lease with a 5th year break exercisable upon payment of a substantial rental penalty as well as a further break at the 10th year. In lieu of granting a rent free period the group will take over three of Reuters' leasehold properties with a total exposure equivalent to 2.5 years rent free at 30 The South Colonnade and acquire the freeholds of Reuters' current headquarters at 85 Fleet Street and the adjoining building at a price of £32.3 million with a short leaseback until moving to Canary Wharf in May 2005.

On 25 September 2003 the group announced that, subject to formal contract, terms had been agreed with Goldenberg, Hehmeyer & Co for the leasing of 18,000 sq ft on a single floor in 50 Bank Street. The lease is for a 15 year term with a break at year 10.

Also on 25 September 2003, the group announced that it had agreed with the European Medicines Evaluation Agency ('EMEA') the leasing of 13,500 sq ft on a single floor at 7 Westferry Circus, taking EMEA's occupancy to 116,268 sq ft. The lease will run for 11 years and will run concurrently with EMEA's existing leases, due to expire in December 2014.